MAGELLAN PETROLEUM CORPORATION

MPC

2003 Annual Report
(Includes Report on Form 10-K)

MAGELLAN PETROLEUM CORPORATION

PRESIDENT'S MESSAGE

The Company is pleased to report a profit for the 11th consecutive year.

For fiscal year June 30, 2003, net income was $152,000, one cent per share, compared to the prior year's net income of $92,000, or no cents per share.

Fiscal 2003 in Review:

- The current year results include a cumulative effect charge of $738,000 associated with the adoption of the new accounting standard for Asset Retirement Obligations. Net income before the cumulative effect of the accounting change was $890,000.

- Total revenues increased 9% to $15.6 million in 2003, as compared to $14.4 million in fiscal 2002, because of the 12% increase in the value of the Australian dollar.

- Total gas revenues increased 17% to $10.2 million in fiscal 2003, as compared to $8.7 million in 2002. Revenue from the Kotaneelee gas field in Canada included above increased to $535,000 in 2003 from $483,000 in fiscal 2002.

- Oil sales revenue increased 2% in 2003 to $3.33 million from $3.26 million in 2002.

- MPC purchased 180,000 shares of its own common stock at a cost of approximately $180,000 as part of its one million share repurchase program authorized by the directors in December 2000.

- During fiscal 2003, there were two dry holes drilled on MPAL's properties that were mostly paid for by two other companies. MPAL's share of the dry hole costs for the Strumbo-1 well, located offshore Western Australia, was $150,000 and the dry hole costs for the Gregory River-3 well in the Maryborough Basin in Queensland was $524,000.

- Three wells were drilled in the Copper Basin in South Australia during August-September 2002. The Aldinga-1 well was completed in September 2002 and began producing in May 2003 at about 80 barrels of oil per day. The other two wells were plugged and abandoned.

The Outlook for Fiscal 2004:

- On July 10, 2003, a subsidiary of Origin Energy, Sagasco Amadeus Pty. Limited, agreed to exchange 1.2 million shares of MPAL for 1.3 million shares of the Company's common stock. After the exchange was completed on September 2, 2003, the Company's interest in MPAL increased to 55%.

- During July 2003, MPAL reached an agreement with Voyager Energy Limited for the purchase of its approximate 41% working interest in the Nockatunga Project in southwest Queensland. The assets comprise several producing oil fields in PLs 33, 50 and 51, together with exploration acreage in ATP 267P, at a purchase price of approximately $1.4 million. The project is currently producing about 350 barrels of oil per day (MPAL share 135 bbls). A well is planned for PL 51 in October 2003 with MPAL's share of the cost estimated to be approximately $271,000.

- During September 2003, the litigants in the Kotaneelee litigation entered into a settlement agreement. MPC will receive approximately $920,000, after Canadian withholding taxes and reimbursement of certain past legal costs. The plaintiffs will terminate all litigation against the defendants related to the field, including the claim that the defendants failed to fully develop the field. Since each party has agreed to bear its own legal costs, there will be no taxable costs assessed against any of the parties.

- On September 7th, MPAL commenced a 7 well drilling program in the Taranaki Basin in New Zealand and the Cooper-Eromanga Basins in Queensland, Australia.

- It is likely that a well will be drilled at Palm Valley in the first quarter of calendar year 2004.

MPC and MPAL begin the new fiscal year with a total of $22.2 million of cash and marketable securities with no long-term debt, and in a strong financial position to continue to evaluate MPAL's extensive portfolio of exploration properties. We hope that the current drilling program will have a positive impact on the Company's net worth.

Respectfully submitted,

James R. Joyce
President

September 29, 2003
Madison, Connecticut

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **June 30, 2003**

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to

Commission file number 1-5507

MAGELLAN PETROLEUM CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	06-0842255
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)
P.O. Box 1146, Madison, Connecticut	06443
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (203) 245-7664

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, par value $.01 per share	Boston Stock Exchange

Securities registered pursuant to Section 12(g) of the Act

(Title of Class)

Common stock, par value $.01 per share	NASDAQ SmallCap Market

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant at the $.85 closing price on December 31, 2002 (the last business day of the most recently completed second quarter) was $20,724,000.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date:

Common stock, par value $.01 per share, 25,727,376 shares outstanding as of September 23, 2003.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement related to the Annual Meeting of Stockholders for the fiscal year ended June 30, 2003, are incorporated by reference in Part III of this Form 10-K to the extent stated herein.

TABLE OF CONTENTS

Unless otherwise indicated, all dollar figures set forth herein are in United States currency. Amounts expressed in Australian currency are indicated as "A.$00". The exchange rate at September 23, 2003 was approximately A.$1.00 equaled U.S. $.68.

PART I

Item 1. Business.

Magellan Petroleum Corporation (the Company or MPC) is engaged in the sale of oil and gas and the exploration for and development of oil and gas reserves. At June 30, 2003, MPC's principal asset was a 52.44% equity interest in its subsidiary, Magellan Petroleum Australia Limited (MPAL), which has one class of stock that is publicly held and traded in Australia.

MPAL's major assets are two petroleum production leases covering the Mereenie oil and gas field (35% working interest) and one petroleum production lease covering the Palm Valley gas field (52% working interest). Both fields are located in the Amadeus Basin in the Northern Territory of Australia. Santos Ltd., a publicly owned Australian company, owns a 48% interest in the Palm Valley field, a 65% interest in the Mereenie field and 18.2% of MPAL's outstanding stock. Origin Energy Limited, a publicly owned Australian company, owned 17.1% of MPAL's outstanding stock at June 30, 2003. On July 10, 2003, a subsidiary of Origin Energy, Sagasco Amadeus Pty. Limited, agreed to exchange 1.2 million shares of MPAL for 1.3 million shares of the Company's common stock. After the exchange was completed on September 2, 2003, MPC's interest in MPAL increased to 55% and Origin Energy's interest decreased to 14.5%.

MPC has a direct 2.67% carried interest in the Kotaneelee gas field in the Yukon Territory of Canada. During September 2003, the litigants in the Kotaneelee litigation entered into a settlement agreement. The Company will receive approximately $920,000, after Canadian withholding taxes and reimbursement of certain past legal costs. The plaintiffs will terminate all litigation against the defendants related to the field, including the claim that the defendants failed to fully develop the field. Since each party has agreed to bear its own legal costs, there will be no taxable costs assessed against any of the parties. See Item 3 - Legal Proceedings.

MPC - MPAL RELATIONSHIPS CHART



MPC
2.7%
KOTANEELEE FIELD
Canada
ORIGIN
52.4%
SANTOS
17.1%
MPAL
18.3%
65.0%
52.0%
35.0%
PALM VALLEY FIELD
Australia
MEREENIE FIELD
Australia
48.0%

As at June 30, 2003

(a) General Development of Business.

Operational Developments Since the Beginning of the Last Fiscal Year.

AUSTRALIA

Mereenie

MPAL (35%) and Santos (65%), the operator, (together known as the Mereenie Producers) own the Mereenie field which is located in the Amadeus Basin of the Northern Territory. MPAL's share of the Mereenie field proved developed oil reserves was approximately 380,000 barrels and 12.1 billion cubic feet (bcf) of gas at June 30, 2003. The Mereenie Producers have agreed to install additional compression equipment in the field at a cost of $13.1 million (MPAL share $6.4 million) that will increase field deliverability and partially meet certain gas contract requirements. In addition, two gas wells will be drilled to meet the gas contractual requirements until June 2007.

During fiscal 2003, MPAL's share of oil sales was 145,000 barrels and 3.8 bcf of gas sold which is subject to net overriding royalties aggregating 4.0625% and the statutory government royalty of 10%. During fiscal 2003, the oil was transported by means of a 167-mile eight-inch oil pipeline from the field to an industrial park near Alice Springs. Most of the oil was then shipped south approximately 950 miles by rail and road to a refinery in the Adelaide area of South Australia. Effective July 1, 2003, the oil is being trucked to the Port Bonython Export Terminal, Whyalla, South Australia for sale at approximately the same cost as the previous method. The cost of transporting the oil to the terminal is being borne by the Mereenie Producers. The Mereenie Producers are providing Mereenie gas in the Northern Territory to the Power and Water Authority (PAWA) and Gasgo Pty. Ltd., a company PAWA wholly owns, for use in Darwin and other Northern Territory centers. See "Gas Supply Contracts" below.

The leases covering the Mereenie field were renewed in November 2002 for an additional term of 21 years.

Palm Valley

MPAL has a 52% interest in, and is the operator, of the Palm Valley gas field which is also located in the Amadeus Basin of the Northern Territory. Santos, the operator of the Mereenie field, owns the remaining 48% interest in Palm Valley which provides gas to meet the Alice Springs and Darwin supply contracts with PAWA. See "Gas Supply Contracts" below. MPAL's share of the Palm Valley proved developed reserves was16.8 bcf at June 30, 2003. During fiscal 2003, MPAL's share of gas sales was 3.1 bcf which is subject to a 10% statutory government royalty and net overriding royalties aggregating 5%. MPAL plans to drill an additional development well, Palm Valley-11, later in 2003 to increase gas deliverability. PAWA will pay for the cost of the well under the gas supply agreement.

The leases covering the Palm Valley field are due to expire in November 2003 and applications have been made to the Northern Territory governmental authorities to renew the leases. Concurrently, negotiations have commenced with the Aboriginal landowners. MPAL expects that the leases will be renewed.

Gas Supply Contracts

In 1983, the Palm Valley Producers (MPAL and Santos) commenced the sale of gas to Alice Springs under a 1981 agreement. In 1985, the Palm Valley Producers and Mereenie Producers signed agreements for the sale of gas to PAWA for use in PAWA's Darwin generating station and at a number of other generating stations in the Northern Territory. The gas is being delivered via the 922-mile Amadeus Basin to Darwin gas pipeline which was built by an Australian consortium. Since 1985, there have been several additional contracts for the sale of Mereenie gas. Both the Palm Valley and Mereenie contracts expire in the year 2009. Under the 1985 contracts, there is a difference in price between Palm Valley gas and most of the Mereenie gas for the first 20 years of the 25 year contracts which takes into account the additional cost to the pipeline consortium to build a spur line to the Mereenie field and increase the size of the pipeline from Palm Valley to Mataranka. The price of gas under the Palm Valley and Mereenie gas contracts is adjusted quarterly to reflect changes in the Australian Consumer Price Index.

At June 30, 2003, MPAL's commitment to supply gas under the above agreements was as follows:

Period	Bcf
Less than one year	6.93
Between 1-5 years	27.54
Greater than 5 years	11.12
Total	45.59

Dingo Gas Field

MPAL has a 34.3% interest in the Dingo gas field which is subject to renewal in 2003. The Dingo gas field, which is located in the Amadeus Basin in the Northern Territory, has approximately 25 bcf of presently proved and recoverable reserves based on four delineation wells. MPAL's share of potential production from these permit areas is subject to a 10% statutory government royalty and overriding royalties aggregating 2.5043%. During July 2003, an application to renew the license for a term of five years was filed.

Browse Basin

During fiscal year 1999, MPAL (17.5%) and its partners were granted exploration permits WA-281-P, WA-282-P and WA-283-P in the Browse Basin offshore Western

Australia. After a three year program of 2D and 3D seismic acquisition to define drilling prospects in the permits, two wells were drilled during fiscal year 2002. Both wells were dry holes at a total cost of $2.7 million to MPAL which is included in exploratory and dry hole costs. MPAL has withdrawn from all of these permits.

During fiscal year 2000, MPAL was granted exploration blocks WA-287-P and WA-288-P in the Eastern Browse Basin. During fiscal 2002, MPAL was granted a permit over area WA-311-P which is adjacent to WA-288-P. In 2002, INPEX Corporation, a Japanese company, earned a 65% interest in each permit by paying for the cost (except for MPAL's share of $150,000) of drilling the Strumbo-1 well that was a dry hole. MPAL retains a 35% interest in the permits. At June 30, 2003, MPAL's share of the work obligations of the three permits totaled $4,020,000, of which only $82,000 is obligatory.

Carnarvon Basin

During fiscal year 1999, MPAL was awarded permit WA-291-P, offshore Western Australia in the Carnarvon Basin. Tap Oil, an Australian company, has agreed to participate in the drilling of a well on the permit and has a 15% interest in the permit. MPAL is seeking additional partners to share the cost of drilling a well. At June 30, 2003, MPAL's share (85%) of the work obligations of the permit totaled $4,141,000, all of which is discretionary except for $29,000.

Maryborough Basin

MPAL holds an average 75% interest in exploration permit ATP 613P in the Maryborough Basin in Queensland, Australia. MPAL (100%) also has an application pending for permit ATP 674P which is adjacent to ATP 613P. Novus Australia Energy Company Limited earned a 50% interest in the North Area of the permit by drilling the Gregory River-3 well in 2003. The well was a dry hole and MPAL's share of the cost was $524,000. At June 30, 2003, MPAL's share of the work obligations of Permit ATP 613P totaled $810,000, of which $13,000 is obligatory.

Cooper / Eromanga Basin

PEL 94 & PEL 95

During fiscal year 1999, MPAL (50%) and its partner Beach Petroleum NL were successful in bidding for two exploration blocks (PEL 94 and PEL 95) in South Australia's Cooper Basin. During August 2002, Maslins-1, the first of a three well program, was drilled. The well was a dry hole. The second well, Aldinga-1 was completed in September 2002 and began producing in May 2003 at about 80 barrels of oil per day. The third well, Henley-1, which was drilled in early September 2002, was a dry hole. MPAL's share of the dry hole costs of the wells was approximately $600,000. During October 2003, the Waitpinga-1 well in PEL 94 is expected to be spudded with the Seacliff -1 well in PEL 95 to be spudded in November 2003. MPAL's share of the cost of both wells is estimated to be approximately $660,000. At June 30, 2003, MPAL's share of the work obligations of the two permits totaled $2,257,000, of which $1,280,000 is obligatory.

PELA 110 & PELA 116

During fiscal year 2001, MPAL and its partner Beach Petroleum NL were also successful in bidding for two additional exploration blocks, PELA 110 (37.5%) and PELA 116 (50%) in the Cooper Basin. At June 30, 2003, MPAL's share of the work obligations of the two permits totaled $1,903,000, of which $909,000 is obligatory. During October 2003, the Semaphore-1 well in PEL 110 is expected to be spudded with MPAL's share of the cost estimated to be $240,000.

Nockatunga, Queensland

During July 2003, MPAL reached an agreement with Voyager Energy Limited for the purchase of their 40.936% working interest (38.703 net revenue interest) in the Nockatunga Project in southwest Queensland. The assets comprise several producing oil fields in PLs 33, 50 and 51 together with exploration acreage in ATP 267P at a purchase price of approximately $1.4 million. The project is currently producing about 350 barrels of oil per day (MPAL share 135 bbls). A well is planned for PL 51 in October 2003 with MPAL's share of the cost estimated to be approximately $271,000.

Canning Basin

During fiscal year 2001, MPAL acquired a 50% working interest in each of exploration permits WA-306-P and WA-307-P in the Barcoo Sub-basin of the offshore Canning Basin adjacent to the Browse Basin. Antrim Energy, a Canadian company, is the operator of the joint venture. At June 30, 2003, MPAL's share of the work obligations of the two permits totaled $5,179,000, of which $674,000 is obligatory.

NEW ZEALAND

PEP 38256

During fiscal year 2001, MPAL earned an interest in permit PEP 38256 in the Canterbury Basin of New Zealand by funding part of the cost of drilling the Ealing-1 exploration well which was plugged and abandoned. The cost of approximately $336,000 was included in exploratory and dry hole costs during fiscal year 2001. At June 30, 2003, MPAL's share (25%) of the work obligations of the permit totaled $17,000, all of which is obligatory.

PEP 38222

During fiscal 2002, MPAL (100%) was granted exploration permit PEP 38222 offshore south of the South Island of New Zealand. At June 30, 2003, MPAL's share of the work obligations of the permit totaled $11,301,000, all of which is discretionary except for $51,000 of required expenditures.

PEP 38746 - PEP 38748 - PEP 38753 – PEP 38761

MPAL has a 25% interest in permits PEP 38746, PEP 38748 and PEP 38753 in the Taranaki Basin in the North Island, New Zealand. At June 30, 2003, MPAL's share of the work obligations of these permits totaled $1,645,000, of which $868,000 is obligatory. MPAL also has a 12.5% interest in PEP 38761 in the Taranaki Basin. At June 30, 2003, MPAL's share of the work obligations of this permit totaled $40,000, all of which is obligatory. MPAL and its partners spudded the Warwiri-1 well in PEP 38753 during September 2003 at an estimated cost of $268,000 to MPAL. The drilling plan for the Bluff-1 well in PEP 38746 is in progress and spudding of the well is expected to follow the Warwiri-1 well.

UNITED KINGDOM

PEDL 098 & PEDL 099

During fiscal year 2001, MPAL acquired a 45% (originally 30%) interest in two licenses in southern England in the Weald-Wessex basin. The two licenses; PEDL 098 in the Isle of Wight and PEDL 099 in the Portsdown area of Hampshire, were each granted for a period of six years. At June 30, 2003, MPAL's share of the work obligations of the permit totaled $1,371,000, of which $ 191,000 is obligatory.

PEDL 112 & PEDL 113

During fiscal year 2002, MPAL acquired two additional licenses in southern England. The two licenses; PEDL 113 (45%) in the Isle of Wight and PEDL 112 (33 1/3%) in the Kent area on the margin of the Weald-Wessex basin were each granted for a period of six years. At June 30, 2003, MPAL's share of the work obligations of the permits totaled $929,000, of which $140,000 is obligatory.

PEDL 125 & PEDL 126

Effective July 1, 2003, MPAL acquired two additional licenses each granted for a period of six years in southern England, PEDL 125 (50%) in Hampshire and PEDL 126 (50%) in West Sussex. At June 30, 2003, MPAL's share of the work obligations of the two permits totaled $1,032,000, of which $55,000 is obligatory.

UNITED STATES

Baca County, Colorado

During fiscal 2002, MPAL held leases in Baca County, Colorado, in which an exploration company drilled two wells during late 2001. MPAL elected to participate (25%) in the completion of the wells for production, both of which were dry holes. MPAL has now withdrawn from the area. The cost of approximately $62,000 has been included in exploratory and dry hole costs in 2002. These properties have now been surrendered.

CANADA

MPC owns a 2.67% carried interest in a lease (31,885 gross acres, 850 net acres) in the southeast Yukon Territory, Canada, which includes the Kotaneelee gas field. Devon Canada Corporation is the operator of this partially developed field which is connected to a major pipeline system. During the month of June 2003, average production from the field was approximately 21.7 million cubic feet per day compared to 36.7 million cubic feet per day in June 2002.

Production at Kotaneelee commenced in February 1991. According to government reports, total production in bcf from the Kotaneelee gas field for the calendar years 1991 through 2002 has totaled 194.1 bcf as follows: 1991 - 8.1, 1992 - 18.0, 1993 - 17.5, 1994 - 16.7, 1995 - 15.7, 1996 - 15.2, 1997 - 14.4, 1998 - 16.0, 1999 - 22.3, 2000 - 20.2, 2001 - 16.9 and 2002 - 13.1.

During September 2003, the litigants in the Kotaneelee litigation entered into a settlement agreement. The Company will receive approximately $920,000, after Canadian withholding taxes and reimbursement of certain past legal costs. The plaintiffs will terminate all litigation against the defendants related to the field, including the claim that the defendants failed to fully develop the field. Since each party has agreed to bear its own legal costs, there will be no taxable costs assessed against any of the parties. See Item 3. Legal Proceedings.

(b) Financial Information about Industry Segments.

The Company is engaged in only one industry, namely, oil and gas exploration, development, production and sale. The Company conducts such business through its two operating segments; MPC and its majority owned subsidiary MPAL. See Item 8. Notes 10 and 11 to the Consolidated Financial Statements.

(c) (1) Narrative Description of the Business.

MPC was incorporated in 1957 under the laws of Panama and was reorganized under the laws of Delaware in 1967. MPC is directly engaged in the exploration for, and the development and production and sale of oil and gas reserves in Canada, and indirectly through its subsidiary MPAL in Australia, New Zealand and the United Kingdom.

(i) Principal Products.

MPAL has an interest in the Palm Valley gas field and in the Mereenie oil and gas field. See Item 1(a) - Australia - for a discussion of the oil and gas production from the Mereenie and Palm Valley fields. MPC has a direct 2.67% carried interest in the Kotaneelee gas field in Canada.

(ii) Status of Product or Segment.

See Item 1(a) - Australia - for a discussion of the current and future operations of the Mereenie and Palm Valley fields in Australia. See Item 3. Legal Proceedings for a discussion of MPC's interest in the Kotaneelee field in Canada.

(iii) Raw Materials.

Not applicable.

(iv) Patents, Licenses, Franchises and Concessions Held.

MPAL has interests directly and indirectly in the following permits. Permit holders are generally required to carry out agreed work and expenditure programs.

Permit	Expiration Date	Location
Petroleum Lease No. 4 and No.5 (Mereenie)	November 2023	Northern Territory
Petroleum Lease No. 3 (Palm Valley)	November 2003	Northern Territory
Retention License 2 (Dingo)	October 2003	Northern Territory
ATP 613P (Maryborough)	Application pending	Queensland
ATP 674P (Maryborough)	Application pending	Queensland
WA-291-P (Carnarvon Basin)	August 2005	Offshore Western Australia
WA-287-P (Browse Basin)	February 2005	Offshore Western Australia
WA-288-P (Browse Basin)	February 2005	Offshore Western Australia
WA-311-P (Bonaparte Basin)	September 2007	Offshore Western Australia
WA-306-P (Canning Basin)	July 2006	Offshore Western Australia
WA-307-P (Canning Basin)	August 2006	Offshore Western Australia
PEL 94(Cooper Basin)	November 2006	South Australia
PEL 95 (Cooper Basin)	October 2006	South Australia
PELA 110(Cooper Basin)	February 2008	South Australia
PELA 116 (Cooper Basin)	Application pending	South Australia
PEP 38746 (Canterbury Basin)	August 2007	New Zealand
PEP 38761 (Canterbury Basin)	February 2004	New Zealand
PEP 38222 (Great South)	April 2007	New Zealand
PEP 38256 (Canterbury Basin)	August 2007	New Zealand
PEP 38748 (Canterbury Basin)	August 2007	New Zealand
PEP 38753 (Canterbury Basin)	August 2007	New Zealand
PEDL 098 (Weald/Wessex Basins)	September 2006	United Kingdom
PEDL 099 (Weald/Wessex Basins)	September 2006	United Kingdom
PEDL 112 (Weald/Wessex Basins)	January 2008	United Kingdom
PEDL 113 (Weald/Wessex Basins)	January 2008	United Kingdom
PEDL 125 (Hampshire)	July 2009	United Kingdom
PEDL 126 (West Sussex)	July 2009	United Kingdom

Leases issued by the Northern Territory are subject to the Petroleum (Prospecting and Mining) Act of the Northern Territory. Lessees have the exclusive right to produce petroleum from the land subject to a lease upon payment of a rental and a royalty at the rate of 10% of the wellhead value of the petroleum produced. Rental payments may be offset against the royalty paid. The term of a lease is 21 years, and leases may be renewed for successive terms of 25 years each.

Since 1992, there has been an ongoing controversy regarding the Aborigines and the ownership of their traditional lands. There has been legislation aimed at resolving this controversy. The Company does not believe that this issue will have a material adverse impact on MPAL's properties.

(v) Seasonality of Business.

Although the Company's business is not seasonal, the demand for oil and especially gas is subject to fluctuations in the Australian weather.

(vi) Working Capital Items.

See Item 7 - Liquidity and Capital Resources for a discussion of this information.

(vii) Customers.

Although the majority of MPAL's producing oil and gas properties are located in a relatively remote area in central Australia (See Item 1 - Business and Item 2 - Properties), the completion in January 1987 of the Amadeus Basin to Darwin gas pipeline has provided access to and expanded the potential market for MPAL's gas production.

Natural Gas Production

MPAL's principal customer and the most likely major customer for future gas sales is PAWA, a governmental authority of the Northern Territory Government, which also has substantial regulatory authority over MPAL's oil and gas operations. The loss of PAWA as a customer would have a material adverse effect on MPAL's business.

Oil Production

There is potentially a small local market for the Mereenie crude oil in the Alice Springs area. A local company is attempting to sell refined products in Alice Springs and use Mereenie crude oil. Presently all of the crude oil production is being shipped and sold through the Port Bonython Export Terminal, Whyalla, South Australia.

(viii) Backlog.

Not applicable.

(ix) Renegotiation of Profits or Termination of Contracts or Subcontracts at the Election of the Government.

Not applicable.

(x) Competitive Conditions in the Business.

The exploration for and production of oil and gas are highly competitive operations. The ability to exploit a discovery of oil or gas is dependent upon such considerations as the ability to finance development costs, the availability of equipment, and the possibility of engineering and construction delays and difficulties. The Company also must compete with major oil and gas companies which have substantially greater resources than the Company.

Furthermore, various forms of energy legislation which have been or may be proposed in the countries in which the Company holds interests may substantially affect competitive conditions. However, it is not possible to predict the nature of any such legislation which may ultimately be adopted or its effects upon the future operations of the Company.

At the present time, the Company's principal income producing operations are in Australia and for this reason, current competitive conditions in Australia are material to the Company's future. Currently, most indigenous crude oil is consumed within Australia. In addition, refiners and others import crude oil to meet the overall demand in Australia. The Palm Valley Producers and the Mereenie Producers are developing and separately marketing the production from each field. Because of the relatively remote location of the Amadeus Basin and the inherent nature of the market for gas, it would be impractical for each working interest partner to attempt to market its respective share of production from each field.

(xi) Research and Development.

Not applicable.

(xii) Environmental Regulation.

The Company is subject to the environmental laws and regulations of the jurisdictions in which it carries on its business, and existing or future laws and regulations could have a significant impact on the exploration for and development of natural resources by the Company. However, to date, the Company has not been required to spend any material amounts for environmental control facilities. The federal and state governments in Australia strictly monitor compliance with these laws but compliance therewith has not had any adverse impact on the Company's operations or its financial resources.

At June 30, 2003, the Company had accrued approximately $3.9 million for asset retirement obligations for the Mereenie, Palm Valley and Dingo fields. See Note 2 of the Consolidated Financial Statements under Item 8. Financial Statements and Supplementary Data.

(xiii) Number of Persons Employed by Company.

At June 30, 2003, MPC had one full-time employee in the United States and MPAL had 32 employees in Australia. MPC relies to a great extent on consultants for legal, accounting, administrative and geological services.

(2) Financial Information Relating to Foreign and Domestic Operations.

See Note 11 to the Consolidated Financial Statements.

(3) Risks Attendant to Foreign Operations.

Most of the properties in which the Company has interests are located outside the United States and are subject to certain risks involved in the ownership and development of such foreign property interests. These risks include but are not limited to those of: nationalization; expropriation; confiscatory taxation; changes in foreign exchange controls; currency revaluations; price controls or excessive royalties; export sales restrictions; limitations on the transfer of interests in exploration licenses; and other laws and regulations which may adversely affect the Company's properties, such as those providing for conservation, proration, curtailment, cessation, or other limitations of controls on the production of or exploration for hydrocarbons. Thus, an investment in the Company represents a speculation with risks in addition to those inherent in domestic petroleum exploratory ventures.

Since 1992, there has been an ongoing controversy regarding the Aborigines and the ownership of their traditional lands. There has been legislation aimed at resolving this controversy. The Company does not believe that this issue will have a material adverse impact on MPAL's properties.

(4) Data Which are Not Indicative of Current or Future Operations.

None.

Item 2. **Properties.**

(a) MPC has interests in properties in Australia through its 52.44% equity interest in MPAL which holds interests in the Northern Territory, Queensland, South Australia and Western Australia. MPAL also has interests in New Zealand and the United Kingdom. In Canada, MPC has a direct interest in one lease. For additional information regarding the Company's properties, See Item 1 - Business.

(b) (1) The information regarding reserves, costs of oil and gas activities, capitalized costs, discounted future net cash flows and results of operations is contained in Supplementary Oil & Gas Information under Item 8 - Financial Statements and Supplementary Data.

AUSTRALIAN MAP WITH MPAL PROJECTS SHOWN



WA-287-P, WA-288-P
WA-311-P
Northern Browse Basin
WA-306-P, WA-307-P
Southern Browse Basin
WA-291-P
Carnarvon Basin
OL3, OL4,
OL5, RL2
Amadeus Basin
PEL 94, PEL 95
PEL 110,
(PELA 116 Application)
Cooper Basin
ATP 267P,
PL 33,
PL 50, PL 51
Cooper Basin
ATP 613P
(ATP674P, ATP 733P)
(Applications)
Maryborough Basin
PEP38746
PEP38748
PEP38753
PPP 38761
Taranaki Basin
PEP 38256
Canterbury Basin
PEP 38222
Great South Basin
Northern Territory
Western Australia
Queensland
South Australia
New South Wales
Victoria
Tasmania
New Zealand

AMADEUS BASIN PROJECTS MAP


Darwin
Gas Pipeline
(1512 km)
Mereenie Spur
Gas Pipeline
(116 km)
Mereenie
Oil Pipeline
(269 km)
Alice Springs
Brewer Estate
N
OL 4
OL 5
Mereenie Oil
and Gas Field
OL 3
Palm Valley
Gas Field
Alice Springs
Gas Pipeline
(145 km)
Dingo
Gas Field
RL 2
50 km
AMADEUS
BASIN


Northwest
Territories
La Biche Field
Liard
Field
[Area of
new
activity]
Yukon
Pointed Mountain
Field
0
10
Miles
Kotaneelee Field
British Columbia
Beaver River Field

UNITED KINGDOM PROPERTY INTERESTS MAP

PEDLs 098, 099, 112, 113, 125 and 126 WEALD-WESSEX BASINS, ONSHORE UK



50 km
London
N
PEDL 112
Dover
WEALD
BASIN
WESSEX
BASIN
PEDL 125
PEDL 126
Southampton
PEDL 099
Brighton
PEDL
113
PEDL 098
Isle of Wight
English
Channel

NEW ZEALAND PROPERTY INTERESTS MAP

PEP 38746. PEP 38748, PEP38753 & PPP 38761 TARANAKI BASIN, NZ


Pohokura
PEP
38746
New Plymouth
McKee
PPP 38761
Bluff Prospect
PEP 38748
PEP 38753
TARANAKI
Wawiri Prospect
Waihapa
BASIN
Kapuni
N
North
Island
25 km

PEP 38222 GREAT SOUTH BASIN. NZ


PEP
38256
Christchurch
CANTERBURY
BASIN
South
Island
Dunedin
PEP
38222
N
50 km
GREAT SOUTH
BASIN

(2) Reserves reported to other agencies.

None

(3) Production.

The average sales price per unit of production for Australia (data for Canada has not been included since MPC is in a carried interest position and the data is not material in comparison to Australia) for the following fiscal years is as follows:

	June 30,		
Australia:	2003	2002	2001
Gas (per mcf)	A.$ 2.65	A.$ 2.53	A.$ 2.53
Crude oil (per bbl)	A.$42.82	A.$41.70	A.$54.64

The average production cost per unit of production for the following fiscal years has been impacted by transportation costs on Mereenie oil in Australia. During fiscal 2003, 2002 and 2001, the cost of remedial work on various wells in the Mereenie field and lower production levels increased production costs.

	June 30,		
	2003	2002	2001
Australia:			
Gas (per mcf)	A.$ .48	A.$ .46	A.$ .43
Crude oil (per bbl)	A.$ 29.15	A.$ 25.09	A.$ 21.24

(4) Productive Wells and Acreage.

Productive wells and acreage at June 30, 2003:

	Productive Wells				Developed Acreage	
	Oil		Gas			
	Gross	Net	Gross	Net	Gross Acres	Net Acres
Australia	29.0	10.3	14.0	5.67	72,371	30,174
Canada	-	-	2.0	.05	3,350	89
	29.0	10.3	16.0	5.72	75,721	30,263

(5) Undeveloped Acreage.

The Company's undeveloped acreage (except as indicated below) is set forth in the table below:

GROSS AND NET ACREAGE AS OF JUNE 30, 2003

MPAL has interests in the following properties (before royalties). MPC has an interest in these properties through its 52.44% interest in MPAL.

	MPAL			MPC	
	Gross Acres	Net Acres	Interest %	Net Acres	Interest %
Australia					
Northern Territory-(Amadeus Basin)					
Mereenie (OL4&5)(1)	69,407	24,292	35.00	12,739	18.35
Palm Valley (OL3)(2)	151,905	79,026	52.00	41,441	27.28
Dingo (RL2)	115,596	39,696	34.34	20,817	18.01
Total Amadeus Basin	336,908	143,014		74,997	
Queensland:					
Maryborough Basin (ATP 613P)	342,836	342,836	100.00	179,783	52.44
Maryborough Basin (ATP 674P)	1,942,161	1,942,161	100.00	1,018,469	52.44
	2,284,997	2,284,997		1,198,252	
South Australia:					
Cooper Basin (PEL94/95) (4)	1,621,802	810,902	50.00	425,237	26.22
Cooper Basin (PELA110)	358,644	134,492	37.50	70,528	19.67
Cooper Basin (PELA116)	699,751	349,876	50.00	183,475	26.22
	2,680,197	1,295,270		679,240	
Western Australia:					
Carnarvon WA-291-P	2,205,710	1,874,854	85.00	983,173	44.57
Browse WA-287-P	515,736	515,736	100.00	270,452	52.44
Browse WA-288-P	513,266	179,643	35.00	94,205	18.35
Browse WA-311-P	492,765	172,468	35.00	90,442	18.35
Canning WA-306/307	1,986,621	993,311	50.00	520,892	26.22
	5,714,098	3,736,012		1,959,164	
United Kingdom					
PEDL098/099	96,083	43,237	45.00	22,673	23.60
PEDL112	98,800	32,933	33.33	17,270	17.48
PEDL113	27,170	12,227	45.00	6,412	23.60
PEDL125/126	112,385	56,193	50.00	29,468	26.22
	334,438	144,590		75,823	
New Zealand					
PEP38222	3,015,870	3,015,870	100.00	1,581,522	52.44
PEP38746/48/53	62,491	15,623	25.00	8,193	13.11
PEP 38256	689,871	172,468	25.00	90,442	13.11
PPP38761	3,211	401	12.50	210	6.54
	3,771,443	3,204,362		1,680,367	
Total MPAL	15,122,081	10,808,245		5,667,843	
Properties held directly by MPC:					
Canada					
Yukon and Northwest Territories:					
Carried interest(3)	31,885			850	2.67
Total	15,153,966			5,668,693	

(1) Includes 41,644 gross developed acres and 14,575 net acres.
(2) Includes 30,381 gross developed acres and 15,426 net acres.
(3) Includes 3,350 gross developed acres and 89 net acres.
(4) Includes 346 gross developed acres and 173 net acres.

(6) Drilling activity.

Productive and dry net wells drilled during the following years (data concerning Canada and the United States is insignificant):

Year ended June 30,	Australia/New Zealand Exploration Productive	Exploration Dry	Development Productive	Development Dry
2003	.50	1.90	-	-
2002	-	.35	-	-
2001	-	.12	-	-

(7) Present Activities.

There were no wells being drilled at June 30, 2003. See Item 1 – Cooper Basin and New Zealand for a discussion of the present activities of MPAL.

(8) Delivery Commitments.

See discussion under Item 1 concerning the Palm Valley and Mereenie fields.

Item 3. Legal Proceedings.

Kotaneelee Gas Field

MPC's 2.67% carried interest in the Kotaneelee gas field is held in trust by Canada Southern Petroleum Ltd. (Canada Southern) which has a 30.7% carried interest in the field. Canada Southern and MPC (the plaintiffs) believe that the working interest owners in the Kotaneelee gas field had not adequately pursued the attainment of contracts for the sale of Kotaneelee gas.

In October 1989 and March 1990, Canada Southern filed statements of claim in the Court of Queens Bench of Alberta, Judicial District of Calgary, Canada, against the working interest partners in the Kotaneelee gas field. MPC was subsequently added as a Plaintiff in the action. The named defendants were Amoco Canada Petroleum Corporation, Ltd., Dome Petroleum Limited (now Amoco Canada Resources Ltd.), and Amoco Production Company (collectively the Amoco Dome Group), Columbia Gas Development of Canada Ltd., Mobil Oil Canada Ltd. and Esso Resource of Canada Ltd. (collectively the defendants).

On September 14, 2001, the trial court rendered its decision which was appealed by all of the parties. The court ruled that:

(a) Although the defendants had an affirmative contractual obligation (but not a fiduciary obligation) to market the gas from the Kotaneelee gas field when it was possible to do so, the defendants had not breached their contractual obligation.

(b) The defendants made improper charges to the carried interest account in the amount of approximately U.S.$ 3.4 million (MPC share - $91,000) in connection with the repair and rebuilding of the field's dehydration facilities.

(c) Defendant Amoco Canada was not entitled to make gas processing fee charges to the carried interest account.

On January 19, 2001, MPC's carried interest account in the Kotaneelee gas field reached undisputed payout status. During the 4th quarter of the fiscal year 2001, the Company began accruing its share of Kotaneelee net proceeds as income.

During September 2003, the litigants in the Kotaneelee litigation entered into a settlement agreement. The Company will receive approximately $920,000, after Canadian withholding taxes and reimbursement of certain past legal costs. The plaintiffs will terminate all litigation against the defendants related to the field, including the claim that the defendants failed to fully develop the field. Since each party has agreed to bear its own legal costs, there will be no taxable costs assessed against any of the parties.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

Executive Officers of the Registrant

The following information with respect to the executive officers of the Company is furnished pursuant to Instruction 3 to Item 401(b) of Regulation S-K.

Name	Age	Office Held	Length of Service as an Officer	Other Positions Held with Company
James R. Joyce	62	President and Chief Financial Officer	Since 1993 Since 1990	Director
T. Gwynn Davies	57	General Manager - MPAL	Since 2001	None

All officers of MPC are elected annually by the Board of Directors and serve at the pleasure of the Board of Directors.

MPC is not aware of any arrangements or understandings between any of the individuals named above and any other person pursuant to which any individual named above was selected as an officer.

PART II

Item 5. Market for the Company's Common Stock and Related Stockholder Matters.

(a) Principal Market

The principal market for MPC's common stock is the NASDAQ SmallCap market under the symbol **MPET**. The stock is also traded on the Boston Stock Exchange under the symbol **MPC**. The quarterly high and low prices and the number of shares traded on the most active market, NASDAQ, during the calendar quarterly periods indicated were as follows:

2003	1st Qtr.	2nd Qtr.	3rd Qtr.*	4th Qtr.
High	1.03	1.27	1.37	
Low	.81	.79	.98	
Number of shares traded	2,403,286	3,659,658	3,946,607	

2002	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
High	.95	1.11	1.07	.91
Low	.64	.80	.63	.68
Number of shares traded	1,624,249	2,130,154	1,731,287	1,219,822

2001	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
High	1.19	1.65	1.12	1.10
Low	.81	.76	.79	.79
Number of shares traded	2,081,855	2,745,248	1,250,958	2,039,599

* Through September 23, 2003, on which date the closing price was $1.30.

(b) Approximate Number of Holders of Common Stock at September 23, 2003

Title of Class	Number of Record Holders
Common stock, par value $.01 per share	7,900

(c) Frequency and Amount of Dividends

MPC has never paid a cash dividend on its common stock.

Recent Sales of Unregistered Securities

On September 2, 2003, the Company completed its previously announced acquisition of 1,200,000 shares of its majority-owned subsidiary, MPAL, from Sagasco Amadeus Pty Limited (Sagasco), a subsidiary of Origin Energy Limited, a diversified energy company based in Sydney, Australia. The acquisition of MPAL shares by the Company was made pursuant to a share sale agreement entered into by the Company and Sagasco, dated as of July 10, 2003 (Share Sale Agreement). The MPAL share acquisition followed the receipt of governmental approval in Australia and has increased the Company's holdings in MPAL from 52.4% to approximately 55%.

In consideration for its receipt of the MPAL shares, the Company issued to Sagasco 1,300,000 shares of its common stock, par value $.01 per share in a private placement transaction conducted outside the United States pursuant to the exemption from registration provided by Regulation S under the Securities Act of 1933. The fair value of the 1,3000,000 shares on July 10, 2003 was $1,508,000, based on the closing price of the Company's common stock on the Nasdaq SmallCap market on that date. The 1,300,000 shares were not registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

At the closing, the Company also entered into a registration rights agreement with Sagasco, dated as of September 2, 2003 (Registration Rights Agreement), pursuant to which the Company has agreed to register, upon receipt of a written demand by Sagasco, the 1,300,000 shares of common stock for public resale by Sagasco under the Securities Act. Sagasco has notified the Company of the exercise of its rights under the Registration Rights Agreement to cause the Company to prepare and file a registration statement under the Securities Act covering the public resale by Sagasco of the 1,300,000 shares.

Item 6. Selected Consolidated Financial Information.

The following table sets forth selected data (in thousands) and other operating information of the Company. The selected consolidated financial data in the table are derived from the consolidated financial statements of the Company. See Note 2 to the consolidated financial statements regarding the cumulative effect of accounting change adopted effective July 1, 2002. This data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

	Years ended June 30,				
	2003	2002	2001	2000	1999
Financial Data	$	$	$	$	$
Operating revenues	14,736	13,700	14,008	16,330	13,398
Total revenues	15,596	14,352	14,900	17,147	14,115
Net income	152	92	1,072	1,490	945
Net income per share (basic and diluted)	.01	-	.04	.06	.04
Proforma net income (see note 2)	152	15	1,012	1,430	880
Proforma net income per share (see note 2)	.01	-	.04	.06	.04
Working capital	21,798	17,862	15,398	15,046	12,772
Cash provided by operating activities	6,163	4,013	3,044	6,149	4,993
Property and equipment (net)	21,592	17,046	16,482	21,741	26,725
Total assets	50,741	40,166	37,498	43,976	44,234
Total assets (see note 2)	50,741	40,764	38,463	44,853	45,320
Long-term liabilities	5,629	3,974	3,982	5,190	6,910
Proforma long-term liabilities (see note 2)	5,629	6,526	6,211	7,700	9,629
Minority interests	16,931	13,933	12,701	14,696	15,318
Stockholders' equity:					
Capital	43,152	43,332	43,426	43,838	43,838
Accumulated deficit	(15,598)	(15,751)	(15,843)	(16,914)	(18,405)
Accumulated other comprehensive loss	(5,407)	(8,965)	(10,410)	(7,827)	(5,699)
Total stockholders' equity	22,147	18,616	17,173	19,097	19,734
Exchange rate A.$=U.S. at end of period	.67	.56	.51	.60	.67
Common stock outstanding shares end of period	24,427	24,607	24,698	25,108	25,108
Book value per share	.91	.76	.70	.76	.79
Quoted market value per share	1.20	.88	1.07	1.28	2.50
Operating Data					
Standard measure of discounted future cash flow relating to proved oil and gas reserves. (approximately 48% attributable to minority interests)	26,000	26,000	33,000	44,000	53,000
Annual production (Net of royalties) Gas (bcf)	6.0	6.0	5.7	6.0	5.9
Oil (bbls) (In thousands) (net of royalties)	126	141	148	172	205

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward Looking Statements

Statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical in nature are intended to be, and are hereby identified as, forward looking statements for purposes of the "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995. The Company cautions readers that forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements. Among these risks and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a large number of exploration permits and there is the risk that any wells drilled may fail to encounter hydrocarbons in commercial quantities. The Company undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

Critical Accounting Policies

Oil and Gas Properties

The Company follows the successful efforts method of accounting for its oil and gas operations. Under this method, the costs of successful wells, development dry holes and productive leases are capitalized and amortized on a units-of-production basis over the life of the related reserves. Cost centers for amortization purposes are determined on a field-by-field basis. The Company records its proportionate share in joint venture operations in the respective classifications of assets, liabilities and expenses. Unproved properties with significant acquisition costs are periodically assessed for impairment in value, with any impairment charged to expense. The successful efforts method also imposes limitations on the carrying or book value of proved oil and gas properties. Oil and gas properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The Company estimates the future undiscounted cash flows from the affected properties to determine the recoverability of carrying amounts. In general, analyses are based on proved developed reserves, except in circumstances where it is probable that additional resources will be developed and contribute to cash flows in the future.

Exploratory drilling costs are initially capitalized pending determination of proved reserves but are charged to expense if no proved reserves are found. Other exploration costs, including geological and geophysical expenses, leasehold expiration costs and delay rentals, are expensed as incurred. Because the Company follows the successful efforts method of accounting, the results of operations may vary materially from quarter to quarter. An active exploration program may result in greater exploration and dry hole costs.

Asset Retirement Obligations

Effective July 1, 2002, the Company adopted the provisions of SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset (oil & gas properties) and amortized on a units-of-production basis over the life of the related reserves. Accretion expense in connection with the discounted liability is recognized over the remaining life of the related reserves. See Note 2 to the consolidated financial statements regarding the cumulative effect of accounting change and its effect on net income.

The estimated liability is based on the future estimated cost of plugging the existing oil and gas wells and removing the surface facilities equipment in the Palm Valley and Mereenie fields in the Northern Territory of Australia. The liability is a discounted liability using a credit-adjusted risk-free rate of approximately 8%. A market risk premium was excluded from the estimate of asset retirement obligations because the amount was not capable of being estimated. Revisions to the liability could occur due to changes in the estimates of these costs.

Revenue Recognition

The Company recognizes oil and gas revenue from its interests in producing wells as oil and gas is produced and sold from those wells. Oil and gas sold is not significantly different from the Company's share of production. Revenues from the purchase, sale and transportation of natural gas are recognized upon completion of the sale and when transported volumes are delivered. Shipping and handling costs in connection with such deliveries are included in production costs (cost of goods sold). Revenue under carried interest agreements is recorded in the period when the net proceeds become receivable, measurable and collection is reasonably assured. The time the net revenues become receivable and collection is reasonably assured depends on the terms and conditions of the relevant agreements and the practices followed by the operator. As a result, net revenues may lag the production month by one or more months.

Liquidity and Capital Resources

During September 2003, the litigants in the Kotaneelee litigation entered into a settlement agreement. The Company will receive approximately $920,000, after Canadian withholding taxes and reimbursement of certain past legal costs. The plaintiffs will terminate all litigation against the defendants related to the field, including the claim that the defendants failed to fully develop the field. Since each party has agreed to bear its own legal costs, there will be no taxable costs assessed against any of the parties. The settlement will be recorded in the quarter ending September 30, 2003. See Item 3. Legal Proceedings.

Consolidated

At June 30, 2003, the Company on a consolidated basis had approximately $22.2 million of cash and cash equivalents and marketable securities.

A summary of the major changes in cash and cash equivalents during the fiscal year ended June 30, 2003 is as follows:

Cash and cash equivalents at July 1, 2002	$15,785,000
Net cash provided by operations	6,154,000
Marketable securities purchased	(2,565,000)
Marketable securities sold or matured	2,071,000
Net additions to property and equipment	(3,445,000)
Sale of available-for-sale securities	93,000
Dividends to MPAL minority shareholders	(628,000)
Repurchase of common stock	(180,000)
Effect of exchange rate changes	2,756,000
Cash and cash equivalents at June 30, 2003	$20,041,000

As to MPC (unconsolidated)

At June 30, 2003, MPC, on an unconsolidated basis, had working capital of approximately $2.7 million. MPC's current cash position, its annual MPAL dividend and the anticipated revenue from the Kotaneelee field should be adequate to meet its current cash requirements. MPC has in the past invested and may in the future invest substantial portions of its cash to maintain its majority interest in its subsidiary, MPAL. During fiscal 2003, MPC purchased approximately 184,000 shares of MPAL's stock at a cost of approximately $174,000 and increased its interest in MPAL from 52% to 52.44%. On July 10, 2003, a subsidiary of Origin Energy, Sagasco Amadeus Pty. Limited, agreed to exchange 1.2 million shares of MPAL for 1.3 million shares of the Company's common stock. After the exchange was completed on September 2, 2003, the Company's interest in MPAL increased to 55%.

During fiscal 2003, MPC received a dividend from MPAL of $686,000.

During the fiscal year 2001, MPC announced a stock repurchase plan to purchase up to one million shares of its common stock in the open market. Through June 30, 2003, MPC had purchased 680,850 of its shares at a cost of approximately $686,000.

As to MPAL

At June 30, 2003, MPAL had working capital of approximately $19 million. MPAL has budgeted approximately $3.4 million for specific exploration projects in fiscal year 2004 as compared to the $4.5 million expended during fiscal 2003. However, the total amount to be expended may vary depending on when various projects reach the drilling phase. The current composition of MPAL's oil and gas reserves are such that MPAL's future revenues in the long term are expected to be derived from the sale of gas in Australia. MPAL's current contracts for the sale of Palm Valley and Mereenie gas will expire during fiscal year 2009. Unless MPAL is able to obtain additional contracts for its remaining gas reserves or be successful in its current exploration program, its revenues will be materially reduced after 2009.

The following is a summary of MPAL's required and contingent commitments for exploration expenditures for the five year period ending June 30, 2008. The contingent amounts will be dependent on such factors as the results of the current program to evaluate the exploration permits, drilling results and MPAL's financial position.

Fiscal Year	Required Expenditures	Contingent Expenditures	Total
2004	$2,693,000	$ 4,713,000	$ 7,406,000
2005	859,000	18,431,000	19,290,000
2006	253,000	5,327,000	5,580,000
2007	-	855,000	855,000
2008	-	1,081,000	1,081,000
Total	$3,805,000	$30,407,000	$34,212,000

MPAL expects to fund its exploration costs through its cash and cash equivalents and cash flow from Australian operations. MPAL also expects that it will seek partners to share the above exploration costs. If MPAL's efforts to find partners are unsuccessful, it may be unable or unwilling to complete the exploration program for some of its properties. In addition to the above commitments, MPAL has commitments of approximately $2,652,000 with respect to the Palm Valley and Mereenie fields which have not been recorded in the consolidated financial statements.

(2) Results of Operations

2003 vs. 2002

The components of consolidated net income for the fiscal years 2003 and 2002 were as follows:

	Year ended June 30,	
	2003	2002
MPC unconsolidated pretax loss	$ (326,344)	$ (236,629)
MPC income tax expense	(129,907)	(112,000)
Share of MPAL pretax income	870,518	402,411
Share of MPAL income tax benefit	476,126	37,939
Share of MPAL cumulative effect of accounting change	(737,941)	-
Consolidated net income	$ 152,452	$ 91,721
Net income per share (basic and diluted)	$ .01	$ -

Revenues

Oil sales increased 2% in 2003. Oil sales in Australia in 2003 amounted to $3,329,000 as compared to $3,259,000 in 2002 because of a 3% increase in oil prices and the 12% Australian foreign exchange increase discussed below which was partially offset by the 10% decrease in the number of units produced. Cooper Basin production began in May 2003. Oil unit sales (before deducting royalties) in barrels (bbls) and the average price per barrel sold during the periods indicated were as follows:

	Fiscal 2003 Sales		Fiscal 2002 Sales	
	Bbls	Average Price per bbl	Bbls	Average Price per bbl
Australia – Amadeus Basin	144,934	A.$42.87	161,650	A.$41.70
Australia – Cooper Basin	930	A.$34.41	-	-

Gas sales increased 17% in fiscal 2003. Gas sales increased from $8,667,000 in 2002 to $10,182,000 in 2003 primarily because of the 5% increase in the average price of gas sold in Australia and the 12% Australian foreign exchange increase discussed below. Gas sales in 2003 include $535,000 ($483,000 in 2002) of gas sales from the Kotaneelee gas field in Canada. The volumes in billion cubic feet (bcf) (before deducting royalties) and the average price of gas per thousand cubic feet (mcf) sold in Australia during the periods indicated were as follows:

	Fiscal 2003 Sales		Fiscal 2002 Sales	
	Bcf	Average Price per mcf	Bcf	Average Price per mcf
Australia – Amadeus Basin:		(A.$)		(A.$)
Palm Valley				
Alice Springs contract	0.838	3.29	0.959	3.15
Darwin contract	2.225	2.11	2.285	2.08
Mereenie				
Darwin contract	3.704	2.80	3.233	2.55
Other	0.082	3.62	0.368	3.56
Total	6.849		6.845	

Other production income decreased 31% to $1,225,000 in 2003 from $1,774,000 in 2002. Other production income includes royalties and MPAL's share of gas pipeline tariffs. The primary reason for this decrease was that MPAL's share of gas pipeline tariffs in 2002 included an additional amount of $855,000 of pipeline tariff revenue to reflect a resolution of a dispute regarding the calculation of the pipeline tariffs. The decrease in 2003 was partially offset by the12% Australian foreign exchange increase as discussed below.

Interest income in 2003 increased 32%. Interest income in 2003 amounted to $860,000 as compared to $652,000 in 2002. More funds were available in Australia for investment at higher interest rates than in 2002 and there was a 12% Australian foreign exchange increase as discussed below.

Costs and Expenses

Production costs increased 18% in 2003 to $4,461,000 from $3,770,000 in 2002 primarily because of the 12% increase in the Australian foreign exchange rate discussed below. During 2003, two wells were plugged and abandoned in the Mereenie field at a cost of approximately $86,000. The $27,000 difference between the amount of the asset retirement obligation of $59,000 and the abandonment costs of $86,000 is included in production costs. In addition, a Mereenie two well workover program was completed in 2003.

Exploratory and dry hole costs decreased 30% to $2,920,000 in 2003 from $4,143,000 in 2002. The 2003 and 2002 costs related primarily to the geological and geophysical work and seismic acquisition on MPAL's exploration permits. The costs in 2003 include MPAL's share of the dry hole costs of the Strumbo-1 well ($150,000) located offshore Western Australia, two Cooper Basin wells ($600,000) and the Gregory River-3 well ($524,000) in the Maryborough Basin in Queensland. In addition, the costs in 2002 include the dry hole costs (a total of $2.7 million incurred primarily in the second quarter of fiscal 2002) of the Carbine-1 and the Maribou-1 wells which were drilled in the Browse Basin offshore Western Australia.

Salaries and employee benefits increased 57% to $1,958,000 in 2003 from $1,248,000 in 2002. During 2003, MPAL changed its classification of salary costs as overhead charged to its joint venture partners. Although this change resulted in an amount of $433,000 being charged to salaries and employee benefits there was a corresponding credit of $433,000 in other administrative expenses. The information necessary to reclassify prior years' expense amounts is not available. In addition, there was a 12% increase in the Australian foreign exchange rate as discussed below. There were also regular annual increases in salaries.

Depreciation, depletion and amortization increased 8% in 2003 to $3,719,000 from $3,447,000 in 2002. During 2003, the Palm Valley gas reserves were increased by approximately 35% to reflect the current operating performance of the field and the capability of the field to produce additional quantities of gas. This change reduced DD&A expense for 2003 by approximately $207,000. In addition, based on a 2003 study, salvage value was included in the calculation of DD&A. This change reduced DD&A expense by approximately $177,000 for 2003. The decrease in DD&A was offset by the 12% increase in the Australian exchange rate discussed below.

Auditing, accounting and legal expenses increased 45% from $278,000 in 2002 to $404,000 in 2003 because of an increase in MPC's and MPAL's audit fees and the 12% increase in the Australian exchange rate discussed below.

Accretion expense was $243,000 in 2003 which represents the accretion on the Asset Retirement Obligation under SFAS 143 which was adopted effective July 1, 2002. The corresponding expense for 2002 would have been $261,000.

Shareholder communications costs increased 13% to $171,000 in 2003 compared to $152,000 in 2002 primarily because of MPAL's increased costs in satisfying its statutory obligations in Australia as a public company and MPC's costs in holding its Annual Meeting of Shareholders and an increase in its Nasdaq listing fees.

Other administrative expenses decreased 52% from $776,000 in 2002 to $370,000 in 2003 primarily because of an increase in the amount of overhead that MPAL, as operator, charged its partners during 2003. During 2003, MPAL also changed its classification of salary costs as overhead charged to its joint venture partners. Although this change of $433,000 resulted in an amount being charged to salaries and employee benefits, there was a corresponding credit of $433,000 in other administrative expenses. The information necessary to reclassify prior years' expense amounts is not available. The increase in the amount of overhead charged was partially offset by increases in other categories of administrative expenses. There was a 12% increase in the Australian foreign exchange rate as discussed below which accounts in part for some the following increases in other administrative expenses: consultants 92%, directors fees 29%, insurance 23% and rent 26%.

Income Taxes

Income tax benefit for 2003 was $774,000 compared to an income tax provision of $39,000 for 2002. The components of income tax expense (benefit) in thousands were as follows:

	2003	2002
Pretax consolidated income	$ 1,349	$ 537
MPC's losses not recognized	326	236
Permanent differences	(682)	(872)
Book taxable income (loss)	$ 993	$ (99)
Australian tax rate	30%	30%
Australian income tax (provision) benefit	$(298)	$ 30
Tax benefit attributable to reconciliation of year end deferred tax liability	1,202	43
MPAL Australian benefit for income tax	904	73
MPC income tax provision	(130)	(112)
Consolidated income tax (provision) benefit	$ 774	$ (39)
Effective tax rate	(57)%	7%

MPC's 2003 and 2002 income tax represents the 25% Canadian withholding tax on its Kotaneelee net proceeds. The tax benefits of $1,202,000 in fiscal 2003 and $43,000 in fiscal 2002 relate primarily to tax deductions taken in connection with financing current year exploration activities in Australia.

Exchange Effect

The value of the Australian dollar relative to the U.S. dollar increased to $.6737 at June 30, 2003 compared to $.5635 at June 30, 2002. This resulted in a $3,508,000 credit to accumulated translation adjustments for fiscal 2003. The 20% increase in the value of the Australian dollar increased the reported asset and liability amounts in the balance sheet at June 30, 2003 from the June 30, 2002 amounts. The annual average exchange rate used to translate MPAL's operations in Australia for fiscal 2003 was $.5852, which is a 12% increase compared to the $.5238 rate for fiscal 2002.

2002 vs. 2001

The components of consolidated net income for the fiscal years 2002 and 2001 were as follows:

	Year ended June 30,	
	2002	2001
MPC unconsolidated pretax loss	$ (236,629)	$ (220,599)
MPC income tax expense	(112,000)	(108,888)
Share of MPAL pretax income	402,411	1,897,096
Share of MPAL benefit of (provision for) income taxes	37,939	(495,845)
Consolidated net income	$ 91,721	$ 1,071,764
Net income per share (basic and diluted)	$ -	$.04

Revenues

Oil sales decreased 30% in 2002. Oil sales in Australia in 2002 amounted to $3,259,000 as compared to $4,639,000 in 2001 because of a 24% decrease in oil prices, a 5% decrease in the number of units produced and the 3% Australian foreign exchange decrease discussed below. Oil unit sales (before deducting royalties) in barrels (bbls) and the average price per barrel sold during the periods indicated were as follows:

	Fiscal 2002 Sales		Fiscal 2001 Sales	
	Bbls	Average Price per bbl	Bbls	Average Price per bbl
Australia – Mereenie	161,650	A.$41.70	170,037	A.$54.64

Gas sales increased 2% in fiscal 2002. Gas sales increased from $8,537,000 in 2001 to $8,667,000 in 2002 primarily because of the 2% increase in the volume of gas sold in Australia which was offset by the 3% Australian foreign exchange decrease discussed below. Effective December 1, 2001, MPAL acquired the 1.248% interest in the Palm Valley field held by Kufpec Australian Ltd. Gas sales in 2002 include $483,000 ($392,000 in 2001) of gas sales from the Kotaneelee gas field in Canada. The volumes in billion cubic feet (bcf) (before deducting royalties) and the average price of gas per thousand cubic feet (mcf) sold in Australia during the periods indicated were as follows:

	Fiscal 2002 Sales		Fiscal 2001 Sales	
	Bcf	Average Price per mcf	Bcf	Average Price per mcf
Australia:		(A.$)		(A.$)
Palm Valley				
Alice Springs contract	0.959	3.15	0.970	3.12
Darwin contract	2.285	2.08	2.251	2.07
Mereenie				
Darwin contract	3.233	2.55	3.025	2.56
Other	0.368	3.56	0.461	3.29
Total	6.845		6.707	

Other production income increased 113% to $1,774,000 in 2002 from $833,000 in 2001. Other production income includes royalties and MPAL's share of gas pipeline tariffs. During fiscal 2002, MPAL recorded an additional amount of gas pipeline tariff revenue of approximately $855,000 included in other production related revenues to reflect a resolution of a dispute regarding the calculation of the pipeline tariffs.

Interest income in 2002 decreased 27%. Interest income in 2002 amounted to $652,000 as compared to $891,000 in 2001. Although more funds were available for investment, interest rates were substantially lower in 2002.

Costs and Expenses

Production costs increased 8% in 2002 to $3,770,000 from $3,492,000 in 2001 primarily because remedial work was performed in 2002 in the Mereenie field.

Exploratory and dry hole costs increased 155% to $4,143,000 in 2002 from $1,624,000 in 2001. The 2002 and 2001 costs relate primarily to the exploration work being performed on MPAL's offshore Western Australian properties. In addition, the costs in 2002 include the dry hole costs (a total of $2.7 million incurred primarily in the second quarter of fiscal 2002) of the Carbine-1 and the Maribou-1 wells which were drilled in the Browse Basin offshore Western Australia. The costs (in thousands) for MPAL were as follows:

Location	2002	2001
United States/Belize	$ 62	$ 2
Australia/New Zealand	4,081	1,622
Total	$4,143	$1,624

Salaries and employee benefits decreased 26% to $1,248,000 in 2002 from $1,694,000 in 2001 primarily because of a reduction in MPAL personnel.

Depreciation, depletion and amortization decreased 1% in 2002 to $3,447,000 from $3,474,000 in 2001. The decrease in depreciation, depletion and amortization is primarily the result of the 3% Australian foreign exchange decrease discussed below.

Auditing, accounting and legal expenses increased 10% from $252,000 in 2001 to $278,000 in 2002 primarily because of an increase in MPAL's legal costs to resolve various disputes.

Shareholder communications costs decreased 12% to $152,000 in 2002 compared to $172,000 in 2001 primarily because of the Company's efforts to reduce costs.

Other administrative expenses increased 8% from $717,000 in 2001 to $776,000 in 2002 primarily because of a reduction in the amount of overhead that MPAL, as operator, charged its partners during 2002.

Income Taxes

Income tax expense decreased from $1,075,000 in 2001 to $39,000 in 2002. The components of income tax expense (benefit) in thousands were as follows:

	2002	2001
Pretax consolidated income	$ 537	$ 3,476
MPC's losses not recognized	236	221
Permanent differences	(872)	(471)
Book taxable income (loss)	$ (99)	$ 3,226
Australian tax rate	30%	34%
Australian income tax (provision) benefit	$ 30	$ (1,097)
Tax benefit attributable to reconciliation of year end deferred tax liability	43	131
MPAL Australian benefit (provision) for income tax	73	(966)
MPC income tax provision	(112)	(109)
Consolidated income tax provision	$ (39)	$ (1,075)
Effective income tax rate	7%	31%

MPC's 2002 and 2001 income tax represents the 25% Canadian withholding tax on its Kotaneelee net proceeds. In addition, Australia enacted corporate tax rate reductions for 2002 (34% to 30%) which reduced the provision by $131,000 in 2001. The utilization of prior year losses not previously taken into account also reduced the 2002 and 2001 provisions.

Exchange Effect

The value of the Australian dollar relative to the U.S. dollar increased to $.5635 at June 30, 2002 compared to $.5104 at June 30, 2001. This resulted in a $1,729,000 credit to accumulated translation adjustments for fiscal 2002. The 10% increase in the value of the Australian dollar increased the reported asset and liability amounts in the balance sheet at June 30, 2002 from the June 30, 2001 amounts. The annual average exchange rate used to translate MPAL's operations in Australia for fiscal 2002 was $.5238, which is a 3% decrease compared to the $.5379 rate for fiscal 2001.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

The Company does not have any significant exposure to market risk, other than as previously discussed regarding foreign currency risk and the risk of fluctuations in the world price of crude oil, as the only market risk sensitive instruments are its investments in marketable securities. At June 30, 2003, the carrying value of such investments including those classified as cash and cash equivalents was approximately $22 million, which approximates the fair value of the securities. Since the Company expects to hold the investments to maturity, the maturity value should be realized.

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Magellan Petroleum Corporation

We have audited the accompanying consolidated balance sheets of Magellan Petroleum Corporation as of June 30, 2003 and 2002 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Magellan Petroleum Corporation at June 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 1 and 2 to the consolidated financial statements, in 2003 the Company changed its method of accounting for asset retirement obligations.

/s/ Ernst & Young LLP

Stamford, Connecticut
September 19, 2003

MAGELLAN PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS

	June 30,	
	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$20,041,464	$15,784,851
Accounts receivable	5,273,999	4,162,821
Marketable securities	1,796,503	899,619
Inventories	423,931	377,847
Other assets	297,118	280,537
Total current assets	27,833,015	21,505,675
Marketable securities	390,000	794,070
Property and equipment:		
Oil and gas properties (successful efforts method)	58,275,887	44,155,824
Land, buildings and equipment	2,093,555	1,669,330
Field equipment	1,421,636	1,189,093
	61,791,078	47,014,247
Less accumulated depletion, depreciation and amortization	(40,198,904)	(29,967,865)
Net property and equipment	21,592,174	17,046,382
Other assets	926,168	820,189
Total assets	$50,741,357	$40,166,316
LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 4,709,281	$ 2,323,781
Accrued liabilities	1,218,997	1,086,193
Income taxes payable	106,246	233,339
Total current liabilities	6,034,524	3,643,313
Long term liabilities:		
Deferred income taxes	1,770,727	2,731,221
Asset retirement obligations	3,858,263	1,242,398
Total long term liabilities	5,628,990	3,973,619
Minority interests	16,930,838	13,932,928
Commitments (Note 2)	-	-
Stockholders' equity:		
Common stock, par value $.01 per share:		
Authorized 200,000,000 shares		
Outstanding 24,427,376 and 24,607,376 shares	244,274	246,074
Capital in excess of par value	42,907,741	43,085,841
Total capital	43,152,015	43,331,915
Accumulated deficit	(15,598,483)	(15,750,935)
Accumulated other comprehensive loss	(5,406,527)	(8,964,524)
Total stockholders' equity	22,147,005	18,616,456
Total liabilities, minority interests and stockholders' equity	$50,741,357	$40,166,316

See accompanying notes.

MAGELLAN PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Years ended June 30,		
	2003	2002	2001
Revenues:			
Oil sales	$ 3,329,243	$ 3,259,213	$ 4,638,782
Gas sales	10,182,104	8,667,431	8,537,064
Other production related revenues	1,224,729	1,773,808	832,516
Interest income	859,865	651,653	891,489
Total revenues	15,595,941	14,352,105	14,899,851
Costs and expenses:			
Production costs	4,461,365	3,770,438	3,492,045
Exploratory and dry hole costs	2,920,104	4,143,449	1,623,914
Salaries and employee benefits	1,958,371	1,248,136	1,693,998
Depletion, depreciation and amortization	3,718,660	3,447,444	3,473,758
Auditing, accounting and legal services	404,215	278,045	251,567
Accretion expense	242,854	-	-
Shareholder communications	171,385	151,897	171,710
Other administrative expenses	369,942	776,077	716,777
Total costs and expenses	14,246,896	13,815,486	11,423,769
Income before income taxes, minority interests and cumulative effect of accounting change	1,349,045	536,619	3,476,082
Income tax (provision) benefit	773,548	(39,099)	(1,075,091)
Income before minority interests and cumulative effect of accounting change	2,122,593	497,520	2,400,991
Minority interests	(1,232,200)	(405,799)	(1,329,227)
Income before cumulative effect of accounting change	890,393	91,721	1,071,764
Cumulative effect of accounting change - net	(737,941)	-	-
Net income	$ 152,452	$ 91,721	$ 1,071,764
Average number of shares:			
Basic	24,560,068	24,622,980	24,979,572
Diluted	24,560,068	24,622,980	24,979,572
Per share (basic and diluted)			
Income before cumulative effect of accounting change	$.04	$ -	$.04
Cumulative effect of accounting change-net	(.03)	-	-
Net income	$.01	$ -	$.04

See accompanying notes.

MAGELLAN PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Three years ended June 30, 2003

	Number of shares	Common Stock	Capital in excess of par value	Accumulated Deficit	Accumulated other comprehensive loss	Total	Total comprehensive income (loss)
June 30, 2000	**25,108,226**	**$ 251,082**	**$ 43,586,606**	**$ (16,914,420)**	**$ (7,826,702)**	**$ 19,096,566**	
Net income	-	-	-	1,071,764	-	1,071,764	$1,071,764
Foreign currency translation adjustments	-	-	-	-	(2,816,765)	(2,816,765)	(2,816,765)
Unrealized gain on available-for-sale securities	-	-	-	-	233,146	233,146	233,146
Total comprehensive loss	-	-	-	-	-	-	$(1,511,855)
Repurchases of common stock	(410,000)	(4,100)	(407,131)	-	-	(411,231)	
June 30, 2001	**24,698,226**	**246,982**	**43,179,475**	**(15,842,656)**	**(10,410,321)**	**17,173,480**	
Net income	-	-	-	91,721	-	91,721	$91,721
Foreign currency translation adjustments	-	-	-	-	1,729,157	1,729,157	1,729,157
Unrealized loss on available-for-sale securities	-	-	-	-	(283,360)	(283,360)	(283,360)
Total comprehensive income	-	-	-	-	-	-	$1,537,518
Repurchases of common stock	(90,850)	(908)	(93,634)	-	-	(94,542)	
June 30, 2002	**24,607,376**	**$ 246,074**	**$ 43,085,841**	**$(15,750,935)**	**$(8,964,524)**	**$18,616,456**	
Net income	-	-	-	152,452	-	152,452	$152,452
Foreign currency translation adjustments	-	-	-	-	3,507,783	3,507,783	3,507,783
Reclassification adjustment on available-for-sale securities	-	-	-	-	50,214	50,214	50,214
Total comprehensive income	-	-	-	-	-	-	$3,710,449
Repurchases of common stock	(180,000)	(1,800)	(178,100)	-	-	(179,900)	
June 30, 2003	**24,427,376**	**$ 244,274**	**$ 42,907,741**	**$(15,598,483)**	**$(5,406,527)**	**$22,147,005**	

See accompanying notes.

MAGELLAN PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended June 30,		
	2003	2002	2001
Operating Activities:			
Net income	$152,452	$ 91,721	$ 1,071,764
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of accounting change	2,025,690	-	-
Depletion, depreciation and amortization	3,718,660	3,447,444	3,473,758
Accretion expense	242,854	-	-
Deferred income taxes	(1,494,621)	(608,454)	(609,897)
Minority interests	552,158	405,799	1,329,227
Increase (decrease) in operating assets and liabilities:			
Accounts and notes receivable	(1,372,029)	(244,207)	(1,153,637)
Other assets	(214,946)	(204,813)	(182,457)
Inventories	(69,275)	85,178	(307,681)
Accounts payable and accrued liabilities	2,794,805	1,249,511	(660,252)
Income taxes payable	(123,087)	(675,909)	(72,437)
Settlement of asset retirement obligation	(58,901)	-	-
Reserve for future site restoration costs	-	467,030	156,069
Net cash provided by operating activities	6,153,760	4,013,300	3,044,457
Investing Activities:			
Net additions to property and equipment	(3,445,159)	(1,751,643)	(2,345,577)
Sale of available-for-sale securities	93,334	-	-
Marketable securities matured	2,071,687	2,540,151	3,109,544
Marketable securities purchased	(2,564,501)	(2,426,263)	(1,858,942)
Net cash used in investing activities	(3,844,639)	(1,637,755)	(1,094,975)
Financing Activities:			
Dividends to MPAL minority shareholders	(628,209)	(586,379)	(593,034)
Repurchases of common stock	(179,900)	(94,542)	(411,231)
Net cash used in financing activities	(808,109)	(680,921)	(1,004,265)
Effect of exchange rate changes on cash and cash equivalents	2,755,601	1,298,036	(2,043,860)
Net increase (decrease) in cash and cash equivalents	4,256,613	2,992,660	(1,098,643)
Cash and cash equivalents at beginning of year	15,784,851	12,792,191	13,890,834
Cash and cash equivalents at end of year	$20,041,464	$15,784,851	$12,792,191

See accompanying notes.

1. Summary of significant accounting policies

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Magellan Petroleum Corporation (MPC) and its majority owned subsidiary, Magellan Petroleum Australia Limited (MPAL), or collectively as the Company. At June 30, 2003 and 2002, MPC owned a 52.44% and 52% interest in MPAL, respectively. During fiscal 2003, MPC increased its interest in MPAL by purchasing an additional 184,000 MPAL shares for approximately $174,000. All intercompany transactions have been eliminated. On July 10, 2003, a subsidiary of Origin Energy, Sagasco Amadeus Pty. Limited, agreed to exchange 1.2 million shares of MPAL for 1.3 million shares of the Company's common stock. After the exchange was completed on September 2, 2003, MPC's interest in MPAL increased to 55%.

Revenue Recognition

The Company recognizes oil and gas revenue from its interests in producing wells as oil and gas is produced and sold from those wells. Oil and gas sold is not significantly different from the Company's share of production. Revenues from the purchase, sale and transportation of natural gas are recognized upon completion of the sale and when transported volumes are delivered. Shipping and handling costs in connection with such deliveries are included in production costs (cost of goods sold). Revenue under carried interest agreements is recorded in the period when the net proceeds become receivable, measurable and collection is reasonably assured. The time the net revenues become receivable and collection is reasonably assured depends on the terms and conditions of the relevant agreements and the practices followed by the operator. As a result, net revenues may lag the production month by one or more months.

Oil and Gas Properties

Oil and gas properties are located in Australia, New Zealand, Canada and the United Kingdom. The Company follows the successful efforts method of accounting for its oil and gas operations. Under this method, the costs of successful wells, development dry holes and productive leases are capitalized and amortized on a units-of-production basis over the life of the related reserves. Cost centers for amortization purposes are determined on a field-by-field basis. The Company records its proportionate share in joint venture operations in the respective classifications of assets, liabilities and expenses. Unproved properties with significant acquisition costs are periodically assessed for impairment in value, with any impairment charged to expense. The successful efforts method also imposes limitations on the carrying or book value of proved oil and gas properties. Oil and gas properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The Company estimates the future undiscounted cash flows from the affected

1. **Summary of significant accounting policies (Cont'd)**

properties to determine the recoverability of carrying amounts. In general, analyses are based on proved developed reserves, except in circumstances where it is probable that additional resources will be developed and contribute to cash flows in the future. During 2003, the Palm Valley gas reserves were increased by approximately 35% to reflect the current operating performance of the field and the capability of the field to produce additional quantities of gas. This change reduced DD&A expense for 2003 by approximately $207,000. In addition, based on a 2003 study, salvage value was included in the calculation of DD&A. This change reduced DD&A expense by approximately $177,000 for 2003. The net effect of this change on net income was approximately $141,000. Without this change income before cumulative effect of accounting change would have been $749,000 or $.03 cents per share and net income would have been $11,000 or no cents per share.

Exploratory drilling costs are initially capitalized pending determination of proved reserves but are charged to expense if no proved reserves are found. Other exploration costs, including geological and geophysical expenses, leasehold expiration costs and delay rentals, are expensed as incurred.

Effective July 1, 2002, the Company adopted the provisions of SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset (oil & gas properties) and amortized on a units-of-production basis over the life of the related reserves. Accretion expense in connection with the discounted liability is recognized over the remaining life of the related reserves.

The estimated liability is based on the future estimated cost of plugging the existing oil and gas wells and removing the surface facilities equipment in the Palm Valley and Mereenie fields in the Northern Territory of Australia. The liability is a discounted liability using a credit-adjusted risk-free rate of approximately 8%. A market risk premium was excluded from the estimate of asset retirement obligations because the amount was not capable of being estimated. Revisions to the liability could occur due to changes in the estimates of these costs.

Effective July 1, 2002, the Company adopted the provisions of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 supersedes previous guidance related to the impairment or disposal of long-lived assets. For long-lived assets to be held and used, it resolves certain implementation issues of the former standards, but retains the basic requirements of recognition and measurement of impairment losses. For long-lived assets to be disposed of by sale, it broadens the definition of those disposals that should be reported separately as discontinued operations. There was no impact on the Company in adopting SFAS 144.

1. Summary of significant accounting policies (Cont'd)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Land, buildings and equipment and field equipment

Land, buildings and equipment and field equipment are carried at cost. Depreciation and amortization are provided on a straight-line basis over their estimated useful lives. The estimated useful lives are: buildings – 40 years, equipment and field equipment – 3 to 15 years.

Inventories

Inventories consist of crude oil in various stages of transit to the point of sale and are valued at the lower of cost (determined on an average cost basis) or market.

Foreign currency translations

The accounts of MPAL, whose functional currency is the Australian dollar, are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52. The translation adjustment is included as a component of stockholders' equity and comprehensive income (loss), whereas gain or loss on foreign currency transactions is included in the determination of income. All assets and liabilities are translated at the rates in effect at the balance sheet dates. Revenues, expenses, gains and losses are translated using quarterly weighted average exchange rates during the period. At June 30, 2003 and 2002, the Australian dollar was equivalent to U.S.$.67 and $.56, respectively. The annual average exchange rate used to translate MPAL's operations in Australia for the fiscal years 2003, 2002 and 2001 was $.59, $.52 and $.54, respectively.

Accounting for income taxes

The Company follows FASB Statement 109, the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

1. Summary of significant accounting policies (Cont'd)

Financial instruments

The carrying value for cash and cash equivalents, accounts receivable, marketable securities and accounts payable approximates fair value based on anticipated cash flows and current market conditions.

Cash and cash equivalents

The Company considers all highly liquid short term investments with maturities of three months or less at the date of acquisition to be cash equivalents. Cash and cash equivalents are carried at cost which approximates market value. The components of cash and cash equivalents are as follows:

	June 30, 2003	June 30, 2002
Cash	$ 179,696	$ 269,523
U.S. government obligations	274,310	995,936
Australian money market accounts and short-term commercial paper	19,587,458	14,519,392
	$20,041,464	$15,784,851

Marketable securities

At June 30, 2003 and 2002, MPC had the following marketable securities which are expected to be held until maturity:

June 30, 2003 Short-term securities	Par value	Maturity Date	Amortized Cost	Fair value
State of Connecticut bond	$ 400,000	Jul. 1, 2003	$ 400,000	$ 400,000
U.S. Treasury Bill	200,000	Aug. 7, 2003	199,216	199,834
U.S. Treasury Bill	400,000	Sep. 11, 2003	398,312	399,312
U.S. Treasury Bill	500,000	Oct. 2, 2003	498,975	498,840
State of Connecticut bond	300,000	Nov. 15, 2003	300,000	300,528
Total short-term	$ 1,800,000		$ 1,796,503	$ 1,798,514
Long-term securities				
Lewiston, Maine Pension bond	$ 390,000	Dec. 15, 2005	$ 390,000	$ 416,735

June 30, 2002 Short-term securities	Par value	Maturity Date	Amortized Cost	Fair value
U.S. Treasury Bill	$ 350,000	Oct. 10, 2002	$ 348,428	$ 348,331
State of Connecticut bond	550,000	Jan. 15, 2003	551,191	560,214
Total short-term	$ 900,000		$ 899,619	$ 908,545
Long-term securities				
Lewiston, Maine Pension bond	$ 390,000	Dec. 15, 2005	$ 390,000	$ 397,277
State of Connecticut bond	400,000	Jul.1, 2003	404,070	414,724
Total long-term	$ 790,000		$ 794,070	$ 812,001

1. **Summary of significant accounting policies (Cont'd)**

Unrealized gain (loss) on Available-for-Sale Securities

During August 1999, MPC sold its interest in the Tapia Canyon, California heavy oil project for its approximate cost of $101,000 and received shares of stock in the purchaser. During late December 2000, the purchaser became a public company (Sefton Resources, Inc.) which is listed on the London Stock Exchange. At June 30, 2002, MPC owned approximately 2.8% of Sefton Resources, Inc. with a fair market value of $43,120 and a cost of $93,334 which is included in other assets. The $50,214 difference between the fair value at June 30, 2002 and the cost has been recorded as unrealized loss on available-for-sale securities. Effective November 30, 2002, MPC sold all of its interest in Sefton Resources for $100,000 and recognized a gain of $6,666. Payment was in the form of a 10% promissory note which is payable in installments as follows: $25,000 on March 31, 2003, $25,000 on June 30, 2003 and $50,000 on September 30, 2003. As of June 30, 2003, only the interest due on the March 31, 2003 installment had been paid. During September 2003, a payment of accumulated interest and a $5,000 principal payment were received.

Earnings per share

Earnings per common share are based upon the weighted average number of common and common equivalent shares outstanding during the period. The only reconciling item in the calculation of diluted EPS is the dilutive effect of stock options which was computed using the treasury stock method. The Company's basic and diluted calculations of EPS are the same in 2003, 2002 and 2001 because the exercise of options is not assumed in calculating diluted EPS, as the result would be anti-dilutive. The exercise price of outstanding stock options exceeded the average market price of the common stock during the years 2003, 2002 and 2001.

Stock Options

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and related interpretations in accounting for its stock options because the alternative fair value accounting provided under FASB Statement No. 123, "Accounting for Stock Based Compensation," requires use of option valuation models that were not developed for use in valuing stock options. Under APB No. 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

For the purpose of pro forma disclosures required by FASB No. 123, the estimated fair value of the stock options is generally expensed in the year of grant since most of the

1. **Summary of significant accounting policies (Cont'd)**

options are vested and immediately exercisable. The Company's pro forma information follows:

Net income as reported – June 30, 2001	$1,072,000	$.04
Stock option expense	(69,000)	-
Pro forma net income – June 30, 2001	$1,003,000	$.04
Net income as reported – June 30, 2002	$ 92,000	$ -
Stock option expense	(31,000)	-
Pro forma net income – June 30, 2002	$ 61,000	$ -
Net income as reported – June 30, 2003	$152,000	$.01
Stock option expense	(22,000)	-
Pro forma net income – June 30, 2003	$130,000	$.01

Proforma basic and diluted EPS are unchanged

Segment Disclosure

FASB Statement No. 131 requires the disclosure of certain financial data based on an entity's operating segments. The Company's two operating segments are MPC and MPAL. Condensed financial statements of these segments are included in Notes 3 and 4 and additional segment data are included in Notes 10 and 11.

Accumulated other comprehensive loss

Accumulated other comprehensive loss at June 30, 2003 and 2002 was as follows:

	2003	2002
Foreign currency translation adjustments	$(5,406,527)	$(8,914,310)
Unrealized loss on available-for-sale securities	-	(50,214)
Total	$(5,406,527)	$(8,964,524)

2. Oil and gas properties

AUSTRALIA

Mereenie

MPAL (35%) and Santos (65%), the operator, (together known as the Mereenie Producers) own the Mereenie field which is located in the Amadeus Basin of the Northern Territory. MPAL's share of the Mereenie field proved developed oil reserves was approximately 380,000 barrels and 12.1 billion cubic feet (bcf) of gas at June 30, 2003. The Mereenie Producers have agreed to install additional compression equipment in the field at a cost of $13.1 million (MPAL share $6.4 million) that will increase field deliverability and partially meet certain gas contract requirement. In addition, two gas wells will be drilled to meet the gas contractual requirements until June 2007.

During fiscal 2003, MPAL's share of oil sales was 145,000 barrels and 3.8 bcf of gas sold which is subject to net overriding royalties aggregating 4.0625% and the statutory government royalty of 10%. During fiscal 2003, the oil was transported by means of a 167-mile eight-inch oil pipeline from the field to an industrial park near Alice Springs. Most of the oil was then shipped south approximately 950 miles by rail and road to a refinery in the Adelaide area of South Australia. Effective July 1, 2003, the oil is being trucked to the Port Bonython Export Terminal, Whyalla, South Australia for sale at approximately the same cost as the previous method. The cost of transporting the oil to the terminal is being borne by the Mereenie Producers. The Mereenie Producers are providing Mereenie gas in the Northern Territory to the Power and Water Authority (PAWA) and Gasgo Pty. Ltd., a company PAWA wholly owns, for use in Darwin and other Northern Territory centers. See "Gas Supply Contracts" below.

The leases covering the Mereenie field were renewed in November 2002 for an additional term of 21 years.

Palm Valley

MPAL has a 52% interest in, and is the operator, of the Palm Valley gas field which is also located in the Amadeus Basin of the Northern Territory. Santos, the operator of the Mereenie field, owns the remaining 48% interest in Palm Valley which provides gas to meet the Alice Springs and Darwin supply contracts with PAWA. See "Gas Supply Contracts" below. MPAL's share of the Palm Valley proved developed reserves was16.8 bcf at June 30, 2003. During fiscal 2003, MPAL's share of gas sales was 3.1 bcf which is subject to a 10% statutory government royalty and net overriding royalties aggregating 5%. MPAL plans to drill an additional development well, Palm Valley-11, later in 2003 to increase gas deliverability. PAWA will pay for the cost of the well under the gas supply agreement.

2. Oil and gas properties (Cont'd)

The leases covering the Palm Valley field are due to expire in November 2003 and applications have been made to the Northern Territory governmental authorities to renew the leases. Concurrently, negotiations have commenced with the Aboriginal landowners. MPAL expects that the leases will be renewed.

Gas Supply Contracts

In 1983, the Palm Valley Producers (MPAL and Santos) commenced the sale of gas to Alice Springs under a 1981 agreement. In 1985, the Palm Valley Producers and Mereenie Producers signed agreements for the sale of gas to PAWA for use in PAWA's Darwin generating station and at a number of other generating stations in the Northern Territory. The gas is being delivered via the 922 mile Amadeus Basin to Darwin gas pipeline which was built by an Australian consortium. Since 1985, there have been several additional contracts for the sale of Mereenie gas. Both the Palm Valley and Mereenie contracts expire in the year 2009. Under the 1985 contracts, there is a difference in price between Palm Valley gas and most of the Mereenie gas for the first 20 years of the 25 year contracts which takes into account the additional cost to the pipeline consortium to build a spur line to the Mereenie field and increase the size of the pipeline from Palm Valley to Mataranka. The price of gas under the Palm Valley and Mereenie gas contracts is adjusted quarterly to reflect changes in the Australian Consumer Price Index.

At June 30, 2003, MPAL's commitment to supply gas under the above agreements was as follows:

Period	Bcf
Less than one year	6.93
Between 1-5 years	27.54
Greater than 5 years	11.12
Total	45.59

Dingo Gas Field

MPAL has a 34.3% interest in the Dingo gas field which is subject to renewal in 2003. The Dingo gas field, which is located in the Amadeus Basin in the Northern Territory, has approximately 25 bcf of presently proved and recoverable reserves based on four delineation wells. MPAL's share of potential production from these permit areas is subject to a 10% statutory government royalty and overriding royalties aggregating 2.5043%. During July 2003, an application to renew the license for a term of five years was filed.

2. Oil and gas properties (Cont'd)

Browse Basin

During fiscal year 1999, MPAL (17.5%) and its partners were granted exploration permits WA-281-P, WA-282-P and WA-283-P in the Browse Basin offshore Western Australia. After a three year program of 2D and 3D seismic acquisition to define drilling prospects in the permits, two wells were drilled during fiscal year 2002. Both wells were dry holes at a total cost of $2.7 million to MPAL which is included in exploratory and dry hole costs. MPAL has withdrawn from all of these permits.

During fiscal year 2000, MPAL was granted exploration blocks WA-287-P and WA-288-P in the Eastern Browse Basin. During fiscal 2002, MPAL was granted a permit over area WA-311-P which is adjacent to WA-288-P. In 2003, INPEX Corporation, a Japanese company, earned a 65% interest in each permit by paying for the cost (except for MPAL's share of $150,000) of drilling the Strumbo-1 well, that was a dry hole. MPAL retains a 35% interest in the permits. At June 30, 2003, MPAL's share of the work obligations of the three permits totaled $4,020,000, of which only $82,000 is obligatory.

Carnarvon Basin

During fiscal year 1999, MPAL was awarded permit WA-291-P, offshore Western Australia in the Carnarvon Basin. Tap Oil, an Australian company, has agreed to participate in the drilling of a well on the permit and has a 15% interest in the permit. MPAL is seeking additional partners to share the cost of drilling a well. At June 30, 2003, MPAL's share (85%) of the work obligations of the permit totaled $4,141,000, all of which is discretionary except for $29,000.

Maryborough Basin

MPAL holds an average 75% interest in exploration permit ATP 613P in the Maryborough Basin in Queensland, Australia. MPAL (100%) also has an application pending for permit ATP 674P which is adjacent to ATP 613P. Novus Australia Energy Company Limited earned a 50% interest in the North Area of the permit by drilling the Gregory River-3 well in 2003. The well was a dry hole and MPAL's share of the cost was $524,000. At June 30, 2003, MPAL's share of the work obligations of Permit ATP 613P totaled $810,000, of which $13,000 is obligatory.

2. Oil and gas properties (Cont'd)

Cooper / Eromanga Basin

PEL 94 & PEL 95

During fiscal year 1999, MPAL (50%) and its partner Beach Petroleum NL were successful in bidding for two exploration blocks (PEL 94 and PEL 95) in South Australia's Cooper Basin. During August 2002, Maslins-1, the first of a three well program, was drilled. The well was a dry hole. The second well, Aldinga-1 was completed in September 2002 and began producing in May 2003 at about 80 barrels of oil per day. The third well, Henley-1, which was drilled in early September 2002, was a dry hole. MPAL's share of the dry hole costs of both wells was approximately $600,000. During October 2003, the Waitpinga-1 well in PEL 94 is expected to be spudded with the Seacliff -1 well in PEL 95 to be spudded in November 2003. MPAL's share of the cost of both wells is estimated to be approximately $660,000. At June 30, 2003, MPAL's share of the work obligations of the two permits totaled $2,257,000, of which $1,280,000 is obligatory.

PELA 110 & PELA 116

During fiscal year 2001, MPAL and its partner Beach Petroleum NL were also successful in bidding for two additional exploration blocks, PELA 110 (37.5%) and PELA 116 (50%) in the Cooper Basin. At June 30, 2003, MPAL's share of the work obligations of the two permits totaled $1,903,000, of which $909,000 is obligatory. During October 2003, the Semaphore-1 well in PEL 110 is expected to be spudded with MPAL's share of the cost estimated to be $240,000.

Nockatunga, Queensland

During July 2003, MPAL reached an agreement with Voyager Energy Limited for the purchase of their 40.936% working interest (38.703 net revenue interest) in the Nockatunga Project in southwest Queensland. The assets comprise several producing oil fields in PLs 33, 50 and 51 together with exploration acreage in ATP 267P at a purchase price of approximately $1.4 million. The project is currently producing about 350 barrels of oil per day (MPAL share 135 bbls). A well is planned for PL 51 in October 2003 with MPAL's share of the cost estimated to be approximately $271,000.

Canning Basin

During fiscal year 2001, MPAL acquired a 50% working interest in each of exploration permits WA-306-P and WA-307-P in the Barcoo Sub-basin of the offshore Canning Basin adjacent to the Browse Basin. Antrim Energy, a Canadian company, is the operator of the joint venture. At June 30, 2003, MPAL's share of the work obligations of the two permits totaled $5,179,000, of which $674,000 is obligatory.

2. Oil and gas properties (Cont'd)

NEW ZEALAND

PEP 38256

During fiscal year 2001, MPAL earned an interest in permit PEP 38256 in the Canterbury Basin of New Zealand by funding part of the cost of drilling the Ealing-1 exploration well which was plugged and abandoned. The cost of approximately $336,000 was included in exploratory and dry hole costs during fiscal year 2001. At June 30, 2003, MPAL's share (25%) of the work obligations of the permit totaled $17,000, all of which is obligatory.

PEP 38222

During fiscal 2002, MPAL (100%) was granted exploration permit PEP 38222 offshore south of the South Island of New Zealand. At June 30, 2003, MPAL's share of the work obligations of the permit totaled $11,301,000, all of which is discretionary except for $51,000 of required expenditures.

PEP 38746 - PEP 38748 - PEP 38753 – PEP38761

MPAL has a 25% interest in permits PEP 38746, PEP 38748 and PEP 38753 in the Taranaki Basin in the North Island, New Zealand. At June 30, 2003, MPAL's share of the work obligations of these permits totaled $1,645,000, of which $868,000 is obligatory. MPAL also has a 12.5% interest in PEP 38761 in the Taranaki Basin. At June 30, 2003, MPAL's share of the work obligations of this permit totaled $40,000 all of which is obligatory. MPAL and its partners spudded the Warwiri-1 well in PEP 38753 during September 2003 at an estimated cost of $268,000 to MPAL. The drilling plan for the Bluff-1 well in PEP 38746 is in progress and spudding of the well is expected to follow the Warwiri-1 well.

UNITED KINGDOM

PEDL 098 & PEDL 099

During fiscal year 2001, MPAL acquired a 45% (originally 30%) interest in two licenses in southern England in the Weald-Wessex basin. The two licenses; PEDL 098 in the Isle of Wight and PEDL 099 in the Portsdown area of Hampshire, were each granted for a period of six years. At June 30, 2003, MPAL's share of the work obligations of the permit totaled $1,371,000, of which $ 191,000 is obligatory.

2. Oil and gas properties (Cont'd)

PEDL 112 & PEDL 113

During fiscal year 2002, MPAL acquired two additional licenses in southern England. The two licenses; PEDL 113 (45%) in the Isle of Wight and PEDL 112 (33 1/3%) in the Kent area on the margin of the Weald-Wessex basin were each granted for a period of six years. At June 30, 2003, MPAL's share of the work obligations of the permits totaled $929,000, of which $140,000 is obligatory.

PEDL 125 & PEDL 126

Effective July 1, 2003, MPAL acquired two additional licenses each granted for a period of six years in southern England, PEDL 125 (50%) in Hampshire and PEDL 126 (50%) in West Sussex. At June 30, 2003, MPAL's share of the work obligations of the two permits totaled $1,032,000 of which $55,000 is obligatory.

CANADA

MPC owns a 2.67% carried interest in the Kotaneelee gas field in the Yukon Territory which has been on production since February 1991 with two producing wells. For financial statement purposes in fiscal 1987 and 1988, MPC wrote down its costs relating to the Kotaneelee field to a nominal value because of the uncertainty as to the date when sales of Kotaneelee gas might begin and the immateriality of the carrying value of the investment. Since October 1989, the field has been the subject of litigation, because the carried interest owners (including MPC) believed that the working interest parties had not adequately pursued the attainment of contracts for the sale of Kotaneelee gas. A decision in the litigation was rendered on September 14, 2001. The decision of the trial court was generally favorable to the Company but the decision was appealed by all of the parties.

During September 2003, the litigants in the Kotaneelee litigation entered into a settlement agreement. The Company will receive approximately $920,000, after Canadian withholding taxes and reimbursement of certain past legal costs. The plaintiffs will terminate all litigation against the defendants related to the field, including the claim that the defendants failed to fully develop the field. Since each party has agreed to bear its own legal costs, there will be no taxable costs assessed against any of the parties. The settlement will be recorded in the quarter ending September 30, 2003.

2. Oil and gas properties (Cont'd)

UNITED STATES

Baca County, Colorado

During fiscal 2002, MPAL held leases in Baca County, Colorado, in which an exploration company drilled two wells during late 2001. MPAL elected to participate (25%) in the completion of the wells for production, both of which were dry holes. MPAL has now withdrawn from the area. The cost of approximately $62,000 has been included in exploratory and dry hole costs in 2002. These properties have now been surrendered.

Exploratory And Dry Hole Costs

The 2003, 2002 and 2001 costs relate primarily to the geological and geophysical work and seismic acquisition on MPAL's exploration permits. The costs in 2003 include MPAL's share of the dry hole costs of the Strumbo-1 well ($150,000) located offshore Western Australia, two Cooper Basin wells ($600,000) and the Gregory River-3 well ($524,000) in the Maryborough Basin in Queensland. In addition, the costs in 2002 include the dry hole costs (a total of $2.7 million) of the Carbine-1 and the Maribou-1 wells which were drilled in the Browse Basin offshore Western Australia. The costs (in thousands) for MPAL by location were as follows:

	2003	2002	2001
U.S. / Belize	$ (38)	$ 62	$ 2
Australia/New Zealand	2,958	4,081	1,622
Total	$2,920	$4,143	$1,624

The following is a summary of MPAL's required and contingent commitments for exploration expenditures for the five year period ending June 30, 2008. The contingent amounts will be dependent on such factors as the results of the current program to evaluate the exploration permits, drilling results and MPAL's financial position.

Fiscal Year	Required Expenditures	Contingent Expenditures	Total
2004	$2,693,000	$ 4,713,000	$ 7,406,000
2005	859,000	18,431,000	19,290,000
2006	253,000	5,327,000	5,580,000
2007	-	855,000	855,000
2008	-	1,081,000	1,081,000
Total	$3,805,000	$30,407,000	$34,212,000

MPAL expects to fund its exploration costs through its cash and cash equivalents and cash flow from Australian operations. MPAL also expects that it will seek partners to

2. Oil and gas properties (Cont'd)

share the above exploration costs. If MPAL's effort to find partners is unsuccessful, it may be unable or unwilling to complete the exploration program for some of its properties. In addition to the above commitments, MPAL has commitments of approximately $2,652,000 with respect to the Palm Valley and Mereenie fields which have not been included in the consolidated financial statements.

ASSET RETIREMENT OBLIGATIONS

Upon the adoption of SFAS 143 on July 1, 2002, the Company recorded a discounted liability (Asset retirement obligation) of $3,794,000, increased oil and gas properties by $526,000 and recognized a one-time, cumulative effect after-tax charge of $738,000 (net of $316,000 deferred tax benefit and minority interest of $680,000) which has been reflected as a cumulative effective of accounting change.

If the provisions of SFAS 143 had been adopted in prior years, net income would have decreased by approximately $77,000 and $60,000 for the years ended June 30, 2002 and 2001. The adoption of SFAS 143 decreased net income before cumulative effect of accounting change by approximately $76,000 for the fiscal year ended June 30, 2003. The pro forma effects for the years ended June 30, 2002 and 2001, assuming the adoption of SFAS 143 as of July 1, 2001, had no impact on earnings per share. The asset retirement obligation would have been $3,182,000 at June 30, 2001 and $3,794,000 at June 30, 2002.

A reconciliation of the Company's asset retirement obligations for the year ended June 30, 2003, is as follows:

Upon adoption at July 1, 2002	$3,794,000
Liabilities incurred	29,000
Liabilities settled	(59,000)
Accretion expense	243,000
Revisions to estimate	(923,000)
Exchange effect	774,000
Balance at June 30, 2003	$3,858,000

During fiscal year 2003, two wells were plugged and abandoned in the Mereenie field at a cost of approximately $86,000. The $27,000 difference between the amount of the asset retirement obligation of $59,000 and the abandonment costs of $86,000 is included in production costs.

3. MPC condensed financial statements

The following are unconsolidated condensed balance sheets and statements of income and cash flows of MPC (in thousands).

Magellan Petroleum Corporation
Condensed Balance Sheets

	June 30,	
	2003	2002
Assets		
Current assets	$ 2,856	$ 2,184
Other assets	390	1,117
Investment in MPAL	19,022	15,419
Total assets	$22,268	$18,720
Liabilities And Stockholders' Equity		
Current liabilities	$ 121	$ 104
Stockholders' equity:		
Capital	43,152	43,332
Accumulated deficit	(15,598)	(15,751)
Accumulated other comprehensive loss	(5,407)	(8,965)
Total stockholders' equity	22,147	18,616
Total liabilities and stockholders' equity	$22,268	$18,720

Magellan Petroleum Corporation
Condensed Statements Of Income

	Years ended June 30,		
	2003	2002	2001
Revenues	$ 627	$ 598	$ 564
Costs and expenses	954	834	785
Loss before income taxes	(327)	(236)	(221)
Income tax provision	(130)	(112)	(109)
Loss before equity in MPAL	(457)	(348)	(330)
Equity in MPAL net income	609	440	1,402
Net income	$ 152	$ 92	$ 1,072

3. MPC condensed financial statements (Cont'd)

Magellan Petroleum Corporation
Condensed Statements Of Cash Flows

	Years ended June 30,		
	2003	2002	2001
Operating Activities:			
Net income	$ 152	$ 92	$ 1,072
Adjustments to reconcile net income to net cash used in operating activities:			
Equity in MPAL net income	(609)	(440)	(1,402)
Change in operating assets and liabilities:			
Accounts receivable and other assets	(223)	362	(366)
Accounts payable and accrued liabilities	17	(20)	106
Net cash used in operating activities	(663)	(6)	(590)
Investing Activities:			
Additions to property and equipment	-	-	7
Marketable securities matured	2,072	2,540	1,250
Marketable securities purchased	(2,565)	(2,426)	-
Sale of available-for-sale securities	93	-	-
Purchase of MPAL shares	(174)	(337)	(79)
Net cash (used in) provided by investing activities	(574)	(223)	1,178
Financing Activities:			
Dividends from MPAL	686	624	621
Repurchases of common stock	(180)	(95)	(411)
Net cash provided by financing activities	506	529	210
Net increase (decrease) in cash and cash equivalents:	(731)	300	798
Cash and cash equivalents at beginning of year	1,180	880	82
Cash and cash equivalents at end of year	$ 449	$ 1,180	$ 880

4. MPAL transactions and condensed financial statements

The following are the condensed consolidated balance sheets and consolidated statements of income of MPAL (in thousands). At June 30, 2003, Santos Ltd. held 18.2% of MPAL and Origin Energy Limited held 17.1% with the balance of 12.7% held by approximately 1,800 shareholders in Australia. On July 10, 2003, a subsidiary of Origin Energy, Sagasco Amadeus Pty. Limited, agreed to exchange 1.2 million shares of MPAL for 1.3 million shares of the Company's common stock. After the exchange was completed on September 2, 2003, MPC's interest in MPAL increased to 55% and Origin Energy's interest decreased to 14.5%.

The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include all of MPAL's subsidiaries.

Magellan Petroleum Australia Limited
Condensed Consolidated Balance Sheets

	June 30,	
	2003	2002
Assets		
Current assets	$24,977	$19,041
Other assets	926	777
Oil and gas properties - net	20,298	15,888
Land, building and equipment - net	837	767
Total assets	$47,038	$36,473
Liabilities And Stockholders' Equity		
Current liabilities	$ 5,912	$ 3,538
Long term liabilities	5,724	4,069
Stockholders' equity:		
Capital	34,408	34,408
Retained earnings	10,922	11,075
Accumulated other comprehensive loss	(9,928)	(16,617)
	35,402	28,866
Total liabilities and stockholders' equity	$47,038	$36,473

4. MPAL transactions and condensed financial statements (Cont'd)

Magellan Petroleum Australia Limited
Condensed Consolidated Statements of Income

	Years ended June 30,		
	2003	2002	2001
Revenues	$14,969	$13,754	$14,336
Costs and expenses	13,294	12,981	10,639
Income before income taxes	1,675	773	3,697
Income tax benefit (provision)	904	73	(966)
Cumulative effect of accounting change	(1,418)	-	-
Net income	$ 1,161	$ 846	$ 2,731

MPC and Minority Equity in MPAL

	2003	2002	2001
MPC equity interest in MPAL:			
MPC equity in net income	$ 609	$ 440	$ 1,402
Minority equity interest in MPAL:			
Minority interest in net income	$ 552	$ 406	$ 1,329
Other comprehensive income (loss)	3,182	1,596	(2,682)
Other	(108)	(184)	(49)
Dividends paid	(628)	(586)	(593)
Total minority interest increase (decrease)	$ 2,998	$ 1,232	$ (1,995)

5. Capital and stock options

MPC's certificate of incorporation provides that any matter to be voted upon must be approved not only by a majority of the shares voted, but also by a majority of the stockholders casting votes present in person or by proxy and entitled to vote thereon.

On December 8, 2000, MPC announced a stock repurchase plan to purchase up to one million shares of its common stock in the open market. Through June 30, 2003, MPC had purchased 680,850 of its shares at a cost of approximately $686,000, all of which have been or will be cancelled.

On October 5, 1989, MPC adopted a Stock Option Plan covering one million shares of its common stock. The plan provided for options to be granted at a price of not less than fair value on the date of grant and for a term of not greater than ten years. On December 3, 1997, the Board of Directors approved a new stock option plan for an additional one million shares with similar terms.

5. Capital and stock options (cont'd)

On July 10, 2003, a subsidiary of Origin Energy, Sagasco Amadeus Pty. Limited, agreed to exchange 1.2 million shares of MPAL for 1.3 million shares of the Company's common stock. The exchange was completed on September 2, 2003. The fair value of the 1,3000,000 shares on July 10, 2003 was $1,508,000, based on the closing price of the Company's common stock on the Nasdaq SmallCap market on that date.

During fiscal 2000, options to purchase 745,000 shares were granted of which 235,000 of the shares are being vested 1/3rd at the end of each year after the grant and the remaining options were vested at the date of grant. The following is a summary of option transactions for the three years ended June 30, 2003:

Options outstanding	Expiration Dates	Number of shares	Exercise Prices ($)
June 30, 1999		196,000	1.57
Granted	Feb. 2005	745,000	1.28
June 30, 2000		941,000	1.28-1.57
Expired		(20,000)	1.57
June 30, 2001		921,000	1.28-1.57
Expired		(50,000)	1.57
June 30, 2002		871,000	1.28-1.57
Granted	Jan. 2008	50,000	.85
June 30, 2003		921,000	($1.30 weighted average)

Summary of Options Outstanding at June 30, 2003

	Expiration Dates	Total	Vested	Exercise Prices ($)
Granted 1999	Oct. 2003	126,000	126,000	1.57
Granted 2000	Feb. 2005	745,000	745,000	1.28
Granted 2003	Feb. 2005	50,000	25,000	.85
Total		921,000	896,000	
Options reserved for future grants		205,000		

All of the options have been granted at the fair value at the date of grant. Upon exercise of options, the excess of the proceeds over the par value of the shares issued is credited to capital in excess of par value. No charges have been made against income in accounting for options during the three year period ended June 30, 2003.

The proforma information regarding net income and earnings per share as required by Statement 123 has been included in Note. 1, and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model.

5. Capital and stock options (Cont'd)

Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The assumptions used in the 2000 valuation model were: risk free interest rate - 6.65%, expected life - 5 years, expected volatility - .419, expected dividend – 0. The assumptions used in the 2003 valuation model were: risk free interest rate – 3.16%, expected life - 5 years, expected volatility - .439, expected dividend – 0. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

6. Income taxes

Components of income before income taxes, minority interests and cumulative effect of accounting change by geographic area (in thousands) are as follows:

	Years ended June 30,		
	2003	2002	2001
United States	$ (329)	$ (313)	$ (247)
Foreign	1,678	850	3,723
Total	$1,349	$ 537	$3,476

Reconciliation of the provision for income taxes (in thousands) computed at the Australian statutory rate to the reported provision for income taxes is as follows:

	Years ended June 30,		
	2003	2002	2001
Income before income taxes, minority interests and cumulative effect of accounting change	$1,349	$ 537	$3,476
MPC's losses not recognized	326	236	221
Permanent differences	(682)	(872)	(471)
Book taxable income (loss) – Australia	$ 993	$ (99)	$3,226
Australian tax rate	30 %	30 %	34 %
Australian income tax (provision) benefit	$ (298)	$ 30	$(1,097)
Tax benefit attributable to reconciliation of year end deferred tax liability	1,202	43	131
MPAL Australian tax (provision) benefit	904	73	(966)
MPC income tax provision	(130)	(112)	(109)
Consolidated income tax (provision) benefit	$ 774	$ 39	$(1,075)
Current income tax provision	$ (130)	$ (648)	$ (682)
Deferred income tax benefit	904	609	607
Consolidated income tax (provision) benefit	$ 774	$ (39)	$ (1,075)
Effective tax rate	(57)%	7%	31%

6. Income taxes (Cont'd)

The net deferred tax liabilities at June 30, 2003 and 2002, respectively, consist of deferred tax liabilities of $3,192,000 and $3,278,000, primarily relating to the deduction of acquisition and development costs which are capitalized for financial statement purposes, offset by deferred tax assets of $1,421,000 and $547,000, primarily relating to asset retirement obligations which will result in tax deductions when paid. The tax benefits of $1,202,000 in fiscal 2003 and $43,000 in fiscal 2002 relate primarily to tax deductions taken in connection with financing current year exploration activities in Australia. As of June 30, 2003, MPAL also had an operating loss of $5,550,000, the $1,665,000 benefit of which has not been taken into account because there is no assurance at this time that the loss benefit will be realized.

United States

At June 30, 2003, the Company had approximately $14,399,000 and $1,364,000 of net operating loss carry forwards for federal and state income tax purposes, respectively, which are scheduled to expire periodically between the years 2004 and 2023. Of this amount, MPC has federal loss carry forwards that expire as follows: $209,000 in 2004, $915,000 in 2005, $570,000 in 2006, $865,000 in 2007, $2,055,000 in 2008, $408,000 in 2020, and $52,000 in 2021. MPAL's U.S. subsidiary has federal loss carry forwards that expire as follows: $220,000 in 2005, $2,392,000 in 2006, $1,669,000 in 2010, $1,764,000 in 2011, $2,855,000 in 2012, $229,000 in 2013, $96,000 in 2019, $25,000 in 2021, $73,000 in 2022 and $2,000 in 2023. MPC also has approximately $329,000 of foreign tax credit carryovers, which are scheduled to expire periodically between the years 2005 and 2007. MPC's state loss carry forwards expire periodically between the years 2004 and 2023. For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax assets related to those carry forwards and other deductible temporary differences. Significant components of the Company's deferred tax assets were as follows:

	June 30, 2003	June 30, 2002
Net operating losses	$3,400,000	$3,554,000
Foreign tax credits	329,000	441,000
Interest	214,000	214,000
Total deferred tax assets	3,943,000	4,209,000
Valuation allowance	(3,943,000)	(4,209,000)
Net deferred tax assets	$ -	$ -

7. Related party and other transactions

G&O'D INC, a firm that provides accounting and administrative services, office facilities and support staff to MPC, was paid $20,830, $34,120 and $38,900 in fees for fiscal years 2003, 2002 and 2001 respectively. James R. Joyce, the President and Chief

7. Related party and other transactions (Cont'd)

Financial Officer of MPC, is the owner of G&O'D INC. Effective January 1, 2000, Mr. Joyce became a paid officer of MPC and received an annual salary of $175,000 for calendar year 2003 ($160,000 for 2002 and $155,000 for 2001). Mr. Timothy L. Largay, a director of the Company is a member of the law firm of Murtha Cullina LLP, which firm was paid fees of $69,459, $36,597 and $33,054 for fiscal years 2003, 2002 and 2001, respectively.

8. Leases

At June 30, 2003, future minimum rental payments applicable to MPAL's noncancelable operating (office) lease were as follows:

Fiscal Year	Amount
2004	$137,000

The information regarding the rental expense for all operating leases is included in Note 12.

9. Pension Plan

MPAL maintains a defined benefit pension plan and contributes to the plan at rates which (based on actuarial determination) are sufficient to meet the cost of employees' retirement benefits. No employee contributions are required. Plan participants are entitled to defined benefits on normal retirement, death or disability. MPAL is only legally obligated to pay employees their pro rate share of the fair value of plan assets. However, MPAL is committed to making up any shortfall in the plan's assets to meet payments to employees as they become due. MPAL is currently reviewing the effectiveness of the plan and no new employees will be added to the plan until the review has been completed.

The following table sets forth the actuarial present value of benefit obligations and funded status for the MPAL pension plan:

	June 30,	
	2003	2002
Change in Benefit Obligation		
Benefit obligation at beginning of year	$1,507,445	$2,227,884
Service cost	144,216	185,256
Interest cost	96,803	132,530
Actuarial gains and losses	11,690	31,815
Benefits paid	-	(1,240,563)
Taxes on contributions	(14,914)	(25,129)
Expenses	(59,111)	(36,128)
Foreign currency effect	294,801	231,780
Benefit obligation at end of year	$1,980,930	$1,507,445
Change in Plan Assets		
Fair value of plan assets at beginning of year	$1,606,083	$2,613,307
Actual return on plan assets	(90,703)	(119,749)
Contributions by employer	156,247	142,467
Benefits paid	-	(1,240,563)
Foreign currency effect	314,090	271,878
Other (expenses)	(74,025)	(61,257)
Fair value of plan assets at end of year	$1,911,692	$1,606,083
Reconciliation of Funded Status		
Funded Status	$ (69,238)	$ 98,638
Unamortized transition asset	(29,970)	(50,135)
Unamortized loss	1,025,376	728,565
Prepaid benefit costs	$ 926,168	$777,068

9. Pension Plan (Cont'd)

The net pension expense for the MPAL pension plan was as follows:

	Years ended June 30,		
	2003	2002	2001
Service cost	$144,216	$185,256	$156,846
Interest cost	96,803	132,530	114,610
Expected return on plan assets	(97,205)	(175,691)	(158,893)
Net amortization and deferred items	15,299	(17,011)	(22,705)
Net pension cost	$159,113	$125,084	$ 89,858
Plan contributions by MPAL	$156,247	$142,467	$163,387

Significant assumptions used in determining pension cost and the related obligations were as follows:

	2003	2002	2001
Assumed discount rate	5.5%	5.5%	5.5%
Rate of increase in future compensation levels	3.5%	4.0%	4.0%
Expected long term rate of return on plan assets	5.0%	5.0%	6.0%
Australian exchange rate	$.67	$.56	$.51

10. Segment information

The Company has two reportable segments, MPC and its majority owned subsidiary, MPAL. Although each company is in the same business, MPAL is also a publicly held company with its shares traded on the Australian Stock Exchange. MPAL issues separate audited consolidated financial statements and operates independently of MPC.

Segment information (in thousands) for the Company's two operating segments is as follows:

	Years ended June 30,		
	2003	2002	2001
Revenues:			
MPC	$ 1,313	$ 1,222	$ 1,185
MPAL	14,969	13,754	14,336
Elimination of intersegment dividend	(686)	(624)	(621)
Total consolidated revenues	$15,596	$14,352	$14,900

10. Segment information (Cont'd)

	Years ended June 30,		
	2003	2002	2001
Interest income:			
MPC	$ 85	$ 115	$ 171
MPAL	775	537	720
Total consolidated	$ 860	$ 652	$ 891
Net income before cumulative effect of accounting change:			
MPC	$ 229	$ 276	$ 291
Equity in earnings of MPAL	1,347	440	1,402
Elimination of intersegment dividend	(686)	(624)	(621)
Consolidated net income before cumulative effect of accounting change:	$ 890	$ 92	$ 1,072
Net income:			
MPC	$ 229	$ 276	$ 291
Equity in earnings of MPAL	609	440	1,402
Elimination of intersegment dividend	(686)	(624)	(621)
Consolidated net income	$ 152	$ 92	$ 1,072
Assets:			
MPC	$ 22,268	$ 18,164	$ 17,297
MPAL	47,038	36,473	33,496
Equity elimination	(18,565)	(14,471)	(13,295)
Total consolidated assets	$ 50,741	$ 40,166	$ 37,498
Other significant items:			
Depletion, depreciation and amortization:			
MPC	$ -	$ -	$ -
MPAL	3,719	3,447	3,474
Total consolidated	$ 3,719	$ 3,447	$ 3,474
Exploratory and dry hole costs:			
MPC	$ -	$ -	$ -
MPAL	2,920	4,143	1,624
Total consolidated	$ 2,920	$ 4,143	$ 1,624
Income tax expense (benefit):			
MPC	$ 130	$ 112	$ 109
MPAL	(904)	(73)	966
Total consolidated	$ (774)	$ 39	$ 1,075

11. Geographic information

As of each of the stated dates, the Company's revenue, operating income, net income or loss and identifiable assets (in thousands) were geographically attributable as follows:

	Years ended June 30,		
	2003	2002	2001
Revenue:			
Australia	$14,968	$13,757	$14,336
United States	92	113	172
Canada	535	482	392
	$15,595	$14,352	$14,900
Operating income (loss):			
Australia	$ 1,732	$ 396	$ 3,350
New Zealand	(628)	(64)	(321)
United States-Canada	569	407	358
	1,673	739	3,387
Corporate overhead and interest, net of other income (expense)`	(324)	(202)	89
Consolidated operating income before income taxes, minority interests and cumulative effect of accounting change	$ 1,349	$ 537	$ 3,476
Net income (loss):			
Australia	$ 835	$ 504	$ 1,535
New Zealand	(246)	(23)	(116)
United States	(437)	(389)	(347)
	$ 152	$ 92	$ 1,072
Identifiable assets:			
Australia	$47,495	$36,475	$33,498
Corporate assets	3,246	3,691	4,000
	$50,741	$40,166	$37,498

Substantially all (99% in 2003, 92% in 2002 and 91% in 2001) of MPAL's gas sales were to the Power and Water Authority (PAWA) of the Northern Territory of Australia (NTA). All of MPAL's crude oil production was sold to the Mobil Port Stanvac Refinery near Adelaide during 2003-2001.

12. Other financial information

	Years ended June 30, 2003	2002	2001
Other administrative expenses:			
Consultants	$ 107,147	$ 55,681	$ 84,569
Directors' fees and expense	230,536	178,906	166,862
Insurance	223,981	182,592	163,666
Interest expense	-	9,808	16,531
Rent	239,026	188,494	183,780
Taxes	207,325	210,050	174,333
Travel	106,003	129,808	129,118
Other (net of overhead reimbursements)	(744,076)	(179,262)	(202,082)
	$ 369,942	$ 776,077	$ 716,777
Royalty payments	$1,306,869	$1,170,088	$1,326,455
Interest payments	$ -	$ 9,808	$ 16,531
Income tax payments	$ 173,000	$1,360,776	$1,752,371

13. Selected quarterly financial data (unaudited)

The following is a summary (in thousands) except for per share amounts of the quarterly results of operations for the years ended June 30, 2003 and 2002: See Management's Discussion and Analysis of Financial Condition and Results of Operations.

2003	QTR 1 ($)	QTR 2 ($)	QTR 3 ($)	QTR 4 ($)
Total revenues	3,188	3,884	4,071	4,452
Costs and expenses	(3,373)	(3,200)	(3,377)	(4,297
Income tax (provision) benefit	(1)	(212)	(190)	1,177
Minority interests	14	(317)	(274)	(655)
Net income (loss) before cumulative effect of accounting change	(172)	155	230	677
Cumulative effect of accounting change	(738)	-	-	-
Net income (loss)	(910)	155	230	677
Per share (basic & diluted)				
Before cumulative effect of accounting change	(.01)	.01	.01	.03
Cumulative effect of accounting change	(.03)	-	-	-
Net Income	(.04)	.01	.01	.03
Average number of shares outstanding	24,607	24,607	24,571	24,560

2002	QTR 1 ($)	QTR 2 ($)	QTR 3 ($)	QTR 4 ($)
Total revenues	3,924	3,138	3,369	3,921
Costs and expenses	(2,680)	(4,953)	(3,262)	(2,920)
Income tax (provision) benefit	(309)	506	(26)	(210)
Minority interests	(513)	577	(78)	(392)
Net income (loss)	422	(732)	3	399
Per share (basic & diluted)	.01	(.03)	-	.02
Average number of shares outstanding	24,658	24,607	24,607	24,607

MAGELLAN PETROLEUM CORPORATION
SUPPLEMENTARY OIL AND GAS INFORMATION
June 30, 2003
(unaudited)

The consolidated data presented herein include estimates which should not be construed as being exact and verifiable quantities. The reserves may or may not be recovered, and if recovered, the cash flows there from, and the costs related thereto, could be more or less than the amounts used in estimating future net cash flows. Moreover, estimates of proved reserves may increase or decrease as a result of future operations and economic conditions, and any production from these properties may commence earlier or later than anticipated.

Estimated net quantities of proved developed and proved oil and gas reserves:

	Natural Gas (Bcf)		Oil (1,000 Bbls)
Proved Reserves:	Australia (*)	Canada (**)	Australia
June 30, 2000	70.589	-	496
Revision of previous estimates	(16.788)	.724	175
Extensions and discoveries	3.963	-	-
Production	(5.595)	(.137)	(148)
June 30, 2001	52.169	.587	523
Revision of previous estimates	(5.828)	-	138
Extensions and discoveries	-	-	-
Purchase of reserves	.353	-	-
Production	(5.914)	(.053)	(141)
June 30, 2002	40.780	.534	520
Extensions and discoveries	-	-	35
Revision of previous estimates	2.497	-	125
Production	(5.893)	(.107)	(126)
June 30, 2003	37.384	.427	554
Proved Developed Reserves:			
June 30, 2000	70.589	-	496
June 30, 2001	52.169	.587	496
June 30, 2002	29.102	.534	520
June 30, 2003	28.855	.427	554

(*) The amount of proved reserves applicable to the Palm Valley and Mereenie fields only reflects the amount of gas committed to specific contracts. Approximately 47.6% of reserves are attributable to minority interests at June 30, 2003 (48% for 2002 and 48.7% for 2001).

(**) On January 19, 2001, MPC's carried interest account in the Kotaneelee reached undisputed payout status.

Costs of oil and gas activities (in thousands):

Fiscal Year	Australia/New Zealand Exploration Costs	Development Costs	Acquisition Costs
2003	$ 4,484	$ 2,753	$ 3
2002	4,082	1,288	270
2001	1,622	2,266	-

Capitalized costs subject to depletion, depreciation and amortization (DD&A) (in thousands):

	June 30, 2003	
Australia/New Zealand	2003	2002
Costs subject to DD&A	$61,791	$47,014
Costs not subject to DD&A	-	-
Less accumulated DD&A	(40,199)	(29,968)
Net capitalized costs	$21,592	$17,046

Discounted future net cash flows:

The following is the standardized measure of discounted (at 10%) future net cash flows (in thousands) relating to proved oil and gas reserves during the three years ended June 30, 2003. At June 30, 2003, approximately 47.6% (48% for 2002 and 48.7% for 2001) of the reserves and the respective discounted future net cash flows are attributable to minority interests.

	Australia		
	2003	2002	2001
Future cash inflows	$78,192	$74,503	$90,984
Future production costs	(20,844)	(13,481)	(15,339)
Future development costs	(15,681)	(11,735)	(9,421)
Future income tax expense	(5,292)	(12,421)	(17,740)
Future net cash flows	36,375	36,866	48,484
10% annual discount for estimating timing of cash flows	(10,675)	(11,079)	(16,837)
Standardized measures of discounted future net cash flows	$25,700	$25,787	$31,647

	Canada		
	2003	2002	2001
Future cash inflows	$1,460	$1,029	$1,831
Future production costs	(213)	(229)	(444)
Future development costs	-	-	(40)
Future income tax expense	(312)	(200)	(337)
Future net cash flows	935	600	1,010
10% annual discount for estimating timing of cash flows	(149)	(76)	(134)
Standardized measures of discounted future net cash flows	$ 786	$ 524	$ 876

	Total		
	2003	2002	2001
Future cash inflows	$79,652	$75,532	$92,815
Future production costs	(21,057)	(13,710)	(15,783)
Future development costs	(15,681)	(11,735)	(9,461)
Future income tax expense	(5,604)	(12,621)	(18,077)
Future net cash flows	37,310	37,466	49,494
10% annual discount for estimating timing of cash flows	(10,824)	(11,155)	(16,971)
Standardized measures of discounted future net cash flows	$26,486	$26,311	$32,523

The following are the principal sources of changes in the above standardized measure of discounted future net cash flows (in thousands):

	2003	2002	2001
Net change in prices and production costs	$ (5,020)	$ 581	$ 725
Extensions and discoveries	360	-	4,895
Revision of previous quantity estimates	1,059	(6,850)	(9,997)
Changes in estimated future development costs	(4,587)	(2,868)	(3,968)
Sales and transfers of oil and gas produced	(8,070)	(7,763)	(7,254)
Previously estimated development cost incurred during the period	3,110	1,327	2,266
Accretion of discount	2,992	2,975	4,134
Net change in income taxes	6,100	3,958	3,028
Net change in exchange rate	4,231	2,428	(5,356)
	$ 175	$(6,212)	$(11,527)

Additional information regarding discounted future net cash flows:

Australia

Reserves - Natural Gas

Future net cash flows from net proved gas reserves in Australia were based on MPAL's share of reserves in the Palm Valley and Mereenie fields which has been limited to the quantities of gas committed to specific contracts and the ability of the fields to deliver the gas in the contract years. Gas prices are computed on the prices set forth in the respective gas sales contracts at June 30, 2003.

Reserves and Costs - Oil

At June 30, 2003, future net cash flows from the net proved oil reserves in Australia were calculated by the Company. Estimated future production and development costs were based on current costs and rates for each of the three years ended at June 30, 2003. All of the crude oil reserves are developed reserves. Undeveloped proved reserves have not been estimated since there are only tentative plans to drill additional wells.

Income taxes

Future Australian income tax expense applicable to the future net cash flows has been reduced by the tax effect of approximately A.$25,658,000, A.$13,982,000 and A.$13,892,000 in unrecouped capital expenditures at June 30, 2003, 2002 and 2001, respectively. The tax rate in computing Australian future income tax expense was 30%.

Canada

Reserves and Costs

On January 19, 2001, MPC's carried interest account in the Kotaneelee gas field reached undisputed payout status. During the 4th quarter of the fiscal year 2001, MPC began accruing its share of Kotaneelee net proceeds as income. Future net cash flows from net proved gas reserves in Canada were based on MPC's share of reserves in the Kotaneelee gas field which was prepared by independent petroleum consultants, Paddock Lindstrom & Associates Ltd., Calgary, Canada. The estimates were based on the selling price of gas Can. $4.61 at June 30, 2003 (Can. $2.92 - 2002) and estimated future production and development costs at June 30, 2003.

Results of Operations

The following are the Company's results of operations (in thousands) for the oil and gas producing activities during the three years ended June 30, 2003:

	Americas			Australia/New Zealand		
	2003	2002	2001	2003	2002	2001
Revenues:						
Oil sales	$ -	$ -	$ -	$3,329	$3,259	$4,639
Gas sales	535	482	392	9,647	8,185	8,144
Other production income	-	-	-	1,214	1,781	835
Total revenues	535	482	392	14,190	13,225	13,618
Costs:						
Production costs	-	-	2	4,424	3,770	3,490
Depletion, exploratory and dry hole costs	(38)	62	2	6,620	7,419	4,973
Total costs	(38)	62	4	11,044	11,189	8,463
Income before taxes and minority interest	573	420	388	3,146	2,036	5,155
Income tax provision*	(134)	(121)	(98)	(944)	(611)	(1,753)
Income before minority interests	439	299	290	2,202	1,425	3,402
Minority interests**	(18)	30	1	(1,047)	(684)	(1,657)
Net income from operations	$421	$329	$291	$1,155	$ 741	$ 1,745
Depletion per unit of production	-	-	-	A.$5.27	A.$5.35	A.$5.33

* Income tax provision Australia 30% in 2003-2002 and 34% in 2001. Americas 25% due to a 25% Canadian withholding tax on Kotaneelee gas sales.

**Minority interests 47.6% in 2003, 48.0% in 2002 and 48.7 % in 2001.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Current Independent Accountants

On August 15, 2003, the Audit Committee of the Board of Directors of the Company determined to dismiss Ernst & Young LLP as the Company's independent auditors, effective upon completion of the annual audit for the fiscal year ended June 30, 2003. This decision was subject to the condition that Magellan Petroleum Australia Limited (MPAL), the Company's majority owned subsidiary, makes a similar determination to dismiss Ernst & Young as its independent auditors. Ernst & Young has served as the Company's independent auditors for many years.

On September 4, 2003, the audit committee of the Board of Directors of MPAL made a similar determination to dismiss Ernst & Young as its independent accountants, effective upon the completion of the annual audit for the fiscal year ended June 30, 2003.

The reports of Ernst & Young on the Company's financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to audit scope or accounting principles.

In connection with the audits of the Company's financial statements for each of the two fiscal years ended June 30, 2003 and in the subsequent interim period, there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to Ernst & Young's satisfaction, would have caused Ernst & Young to make reference to the matter in their report. In addition, there were no "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-K.

Item 9A Controls and Procedures

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including James R. Joyce, the Company's President, Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities and Exchange Act of 1934) as of June 30, 2003. Based on this evaluation, the Company's President concluded that the Company's disclosure controls and procedures were effective such that the material information required to be included in the Company's Securities and Exchange Commission reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to the Company, including its consolidated subsidiaries, and was made known to him by others within those entities, particularly during the period when this report was being prepared.

Internal Control Over Financial Reporting.

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d- 15(f) under the Exchange Act) during the fourth fiscal quarter of the Company's fiscal year ended June 30, 2003 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

For information concerning Item 10 - Directors and Executive Officers of the Company, Item 11 - Executive Compensation, Item 12 - Security Ownership of Certain Beneficial Owners and Management, Item 13 - Certain Relationships and Related Transactions and Item 14 – Principal Accounting Fees and Services, see the Proxy Statement of Magellan Petroleum Corporation relative to the Annual Meeting of Stockholders for the fiscal year ended June 30, 2003, to be filed with the Securities and Exchange Commission, which information is incorporated herein by reference. For information concerning the Executive Officers of the Company, see Part I.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about the Company's common stock that may be issued upon the exercise of options and rights under all of the Company's existing equity compensation plans as of June 30, 2003, including the 1989 and 1998 Stock Option Plans.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a) (#)	Weighted average exercise price of outstanding options, warrants and rights (b) ($)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (#)
Equity compensation plans approved by security holders (1)	795,000	$1.25	205,000
Equity compensation plans not approved by security holders (2)	126,000	$1.57	-
Total:	921,000	$1.30	205,000

(1) 1998 Stock Option Plan.
(2) 1989 Stock Option Plan.

The Company's 1989 Stock Option Plan was adopted by the Board of Directors of the Company in October 1989. 1,000,000 shares of the Company's common stock were authorized for issuance under the terms of the plan. Options under the plan may be granted only to directors, officers, key employees of, and consultants and consulting firms to, (i) the Company, (ii) subsidiary corporations of the Company from time to time and any business entity in which the Company from time to time has a substantial interest. The exercise price of each option to be granted under the plan shall not be less than the fair market value of the stock subject to the option on the date of grant of the option. A total of 1,000,000 options were granted under the plan and no further options will be granted under the terms of the plan.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a) (1) Financial Statements.

The financial statements listed below and included under Item 8 are filed as part of this report.

(2) Financial Statement Schedules.

All schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and the notes thereto.

(b) Reports on Form 8-K.

None.

(c) Exhibits.

The following exhibits are filed as part of this report:

Item Number

2. Plan of acquisition, reorganization, arrangement, liquidation or succession.

None.

3. Articles of Incorporation and By-Laws.

(a) Restated Certificate of Incorporation as filed on May 4, 1987 with the State of Delaware and Amendment of Article Twelfth as filed on February 12, 1988 with the State of Delaware filed as exhibit 4(b) to Form S-8 Registration Statement, filed on January 14, 1999, are incorporated herein by reference. Certificate of Amendment to Certificate of Incorporation as filed on December 26, 2000 with the State of Delaware, filed as Exhibit 3(a) to the Company's quarterly report on Form 10-Q filed on February 13, 2001 and incorporated herein by reference.

(b) Copy of the By-Laws, as amended filed as exhibit 4(c) to Form S-8 Registration Statement, filed on January 14, 1999 is incorporated herein by reference.

4. Instruments defining the rights of security holders, including indentures.

None.

9. Voting Trust Agreement.

None.

10. Material contracts.

(a) Petroleum Lease No. 4 dated November 18, 1981 granted by the Northern Territory of Australia to United Canso Oil & Gas Co. (N.T.) Pty Ltd. filed as Exhibit 10(a) to Annual Report on Form 10-K for the year ended June 30, 1999 (File No. 001-5507) is incorporated herein by reference.

(b) Petroleum Lease No. 5 dated November 18, 1981 granted by the Northern Territory of Australia to Magellan Petroleum (N.T.) Pty. Ltd. filed as Exhibit 10(b) to Annual Report on Form 10-K for the year ended June 30, 1999 (File No. 001-5507) is incorporated herein by reference.

(c) Gas Sales Agreement between The Palm Valley Producers and The Northern Territory Electricity Commission dated November 11, 1981 filed as Exhibit 10(c) to Annual Report on Form 10-K for the year ended June 30, 1999 (File No. 001-5507) is incorporated herein by reference.

(d) Palm Valley Petroleum Lease (OL3) dated November 9, 1982 filed as Exhibit 10(d) to Annual Report on Form 10-K for the year ended June 30, 1999 (File No. 001-5507) is incorporated herein by reference.

(e) Agreements relating to Kotaneelee.

(1) Copy of Agreement dated May 28, 1959 between the Company et al and Home Oil Company Limited et al and Signal Oil and Gas Company filed as Exhibit 10(e) to Annual Report on Form 10-K for the year ended June 30, 1999 (File No. 001-5507) is incorporated herein by reference.

(2) Copies of Supplementary Documents to May 28, 1959 Agreement (see (e)(1) above), dated June 24, 1959, consisting of Guarantee by Home Oil Company Limited and Pipeline Promotion Agreement filed as Exhibit 10(e) to Annual Report on Form 10-K for the year ended June 30, 1999 (File No. 001-5507) is incorporated herein by reference.

(3) Copy of Modification to Agreement dated May 28, 1959 (see (e)(1) above), made as of January 31, 1961. Filed as Exhibit 10(e) to Annual Report on Form 10-K for the year ended June 30, 1999 (File No. 001-5507) is incorporated herein by reference.

(4) Copy of Letter Agreement dated February 1, 1977 between the Company and Columbia Gas Development of Canada, Ltd. for operation of the Kotaneelee gas field filed as Exhibit 10(e) to Annual Report on Form 10-K for the year ended June 30, 1999 (File No. 001-5507) is incorporated herein by reference.

(f) Palm Valley Operating Agreement dated April 2, 1985 between Magellan Petroleum (N.T.) Pty. Ltd., C. D. Resources Pty. Ltd., Farmout Drillers N.L., Canso Resources Limited, International Oil Proprietary, Pancontinental Petroleum Limited, I.E.D.C. Australia Pty. Ltd., Southern Alloys Ventures Pty. Limited and Amadeus Oil N.L. filed as Exhibit 10(f) to Annual Report on Form 10-K for the year ended June 30, 1999 (File No. 001-5507) is incorporated herein by reference.

(g) Mereenie Operating Agreement dated April 27, 1984 between Magellan Petroleum (N.T.) Pty., United Oil & Gas Co. (N.T.) Pty. Ltd., Canso Resources Limited, Oilmin (N.T.) Pty. Ltd., Krewliff Investments Pty. Ltd., Transoil (N.T.) Pty. Ltd. and Farmout Drillers NL and Amendment of October 3, 1984 to the above agreement filed as Exhibit 10(g) to Annual Report on Form 10-K for the year ended June 30, 1999 (File No. 001-5507) is incorporated herein by reference.

(h) Palm Valley Gas Purchase Agreement dated June 28, 1985 between Magellan Petroleum (N.T.) Pty. Ltd., C. D. Resources Pty. Ltd., Farmout Drillers N.L., Canso Resources Limited, International Oil Proprietary, Pancontinental Petroleum Limited, IEDC Australia Pty Limited, Amadeus Oil N.L., Southern Alloy Venture Pty. Limited and Gasgo Pty. Limited. Also included are the Guarantee of the Northern Territory of Australia dated June 28, 1985 and Certification letter dated June 28, 1985 that the Guarantee is binding. All of the above were filed as Exhibit 10(h) to Annual Report on Form 10-K for the year ended June 30, 1999 (File No. 001-5507) and are incorporated herein by reference.

(i) Mereenie Gas Purchase Agreement dated June 28, 1985 between Magellan Petroleum (N.T.) Pty. Ltd., United Oil & Gas Co. (N.T.) Pty. Ltd., Canso Resources Limited, Moonie Oil N.L., Petromin No Liability, Transoil No Liability, Farmout Drillers N.L., Gasgo Pty. Limited, The Moonie Oil Company Limited, Magellan Petroleum Australia Limited and Flinders Petroleum N.L. Also included is the Guarantee of the Northern Territory of Australia dated June 28, 1985. All of the above were filed as Exhibit 10(i) to Annual Report on Form 10-K for the year ended June 30, 1999 (File No. 001-5507) and are incorporated herein by reference.

(j) Agreements dated June 28, 1985 relating to Amadeus Basin - Darwin Pipeline which include Deed of Trust Amadeus Gas Trust, Undertaking by the Northern Territory Electric Commission and Undertaking from the Northern Territory Gas Pty Ltd. filed as Exhibit

10(j) to Annual Report on Form 10-K for the year ended June 30, 1999 (File No. 001-5507) is incorporated herein by reference.

(k) Agreement between the Mereenie Producers and the Palm Valley Producers dated June 28, 1985 filed as Exhibit 10(k) to Annual Report on Form 10-K for the year ended June 30, 1999 (File No. 001-5507) is incorporated herein by reference.

(l) Form of Agreement pursuant to Article SIXTEENTH of the Company's Certificate of Incorporation and the applicable By-Law to indemnify the Company's directors and officers filed as Exhibit 10(l) to Annual Report on Form 10-K for the year ended June 30, 1999 (File No. 001-5507) is incorporated herein by reference.

(m) 1998 Stock Option Plan, filed as exhibit 4(a) to Form S-8 Registration Statement on January 14, 1999, is incorporated filed as Exhibit 10(m) to Annual Report on Form 10-K for the year ended June 30, 1999 (File No. 001-5507) is incorporated herein by reference.

(n) Employment Agreement between James R. Joyce and Magellan Petroleum Corporation effective January 1, 2003 filed as Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended December 31, 2002 (File No. 001-5507) is incorporated herein by reference.

(o) 1989 Stock Option Plan is filed as Exhibit O to Annual Report on Form 10-K for the year ended June 30, 2002 (File No. 001-5507) is incorporated herein by reference.

(p) Palm Valley Gas Purchase Agreement Deed of Amendment dated January 17, 2003 is filed herein.

(q) Share sale agreement dated July 10, 2003 between Sagasco Amadeus Pty. Limited and Magellan Petroleum Corporation is filed herein.

(r) Registration Rights Agreement date September 2, 2003 between 2003 between Sagasco Amadeus Pty. Limited and Magellan Petroleum Corporation is filed herein.

11. Statement re computation of per share earnings.

Not applicable.

12. Statement re computation of ratios.

None.

13. Annual report to security holders, Form 10-Q or quarterly report to security holders.

Not applicable.

16. Letter re change in certifying accountant.

Letter of Ernst & Young LLP dated August 27, 2003 filed as exhibit 16 to Current Report on Form 8-K filed on August 27, 2003 (File No. 001-5507) is incorporated herein by reference.

18. Letter re change in accounting principles.

None.

21. Subsidiaries of the registrant.

Filed herein.

22. Published report regarding matters submitted to vote of security holders.

Not applicable.

23. Consent of experts and counsel.

1. Consent of Ernst & Young LLP filed herein
2. Consent of Paddock Lindstrom & Associates, Ltd. filed herein.

24. Power of attorney.

None.

31. Rule 13a-14(a) Certifications.

Certification of James R. Joyce, President, Chief Executive Officer and Chief Financial and Accounting Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 is filed herein.

32. Section 1350 Certifications.

Certification of James R. Joyce, President, Chief Executive Officer and Chief Financial and Accounting Officer, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, is filed herein.

(d) Financial Statement Schedules.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGELLAN PETROLEUM CORPORATION
(Registrant)

/s/ James R. Joyce
James R. Joyce, President

Dated: September 23, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/ Donald V. Basso
Donald V. Basso
Director

Dated: September 23, 2003

/s/ James R. Joyce
James R. Joyce
Director, President and Chief Executive Officer, Chief Financial and Accounting Officer

Dated: September 23, 2003

/s/ Timothy L. Largay
Timothy L. Largay
Director

Dated: September 23, 2003

/s/ Ronald P. Pettirossi
Ronald P. Pettirossi
Director

Dated: September 23, 2003

/s/ Walter McCann
Walter McCann
Director

Dated: September 23, 2003

MAGELLAN PETROLEUM CORPORATION

P.O. BOX 1146
149 DURHAM ROAD
OAK PARK - UNIT 31
MADISON, CT 06443-1146

DIRECTORS

Donald V. Basso
Geological Consultant
Calgary, Canada

James R. Joyce
President
Magellan Petroleum Corporation
Madison, Connecticut

Timothy L. Largay
Partner
Murtha Cullina LLP
Hartford, Connecticut

Walter McCann
President - Emeritus
The American International University
Chapel Hill, North Carolina

Ronald P. Pettirossi
President
ER, Ltd.
Vero Beach, Florida

OFFICERS

James R. Joyce
President

Timothy L. Largay
Secretary

MAILING ADDRESS

Magellan Petroleum Corporation
Box 1146
Madison, Connecticut 06443-1146
(203) 245-7664

TRANSFER AGENT

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
(800) 937-5449
www.amstock.com

AUDITORS

Deloitte & Touche LLP
185 Asylum Street, City Place I
Hartford, Connecticut 06103
(860) 280-3000

MPC WEB SITE

Financial results, corporate news and other Company information are available on the Company's web site: **http://www.magpet.com**

All stockholder correspondence relating to stock ownership or address changes, lost stock certificates, and other such matters should be directed to the Company's Transfer Agent, American Stock Transfer & Trust Co. (800) 937-5449.

The ticker symbol for the NASDAQ SmallCap Market is **MPET**.

The ticker symbol used on the Boston Stock Exchange is **MPC**.

MPC

Printed in U.S.A.